
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                 General Form For Registration of Securities of
                              Small Business Issuer
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             ENERGAS RESOURCES, INC.
                (Name of registrant as specified in its charter)


         DELAWARE                                        73-1620724
         (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                  Identification No.)

         800 NORTHEAST 63RD STREET
         OKLAHOMA CITY, OKLAHOMA                           73105
         (Address of Principal Executive Offices)        (Zip Code)

Registrant's telephone number, including area code:      405/879-1752

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
         -------------------                ------------------------------

         None                               None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

         COMMON STOCK, $.001 VALUE PER SHARE
                  (Title of class)





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                             ENERGAS RESOURCES, INC.

                                TABLE OF CONTENTS
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                                                                                                               PAGE
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
Item 1.           Description of Business.......................................................................  1
Item 2.           Management Discussion and Analysis or Plan of Operation.......................................  8
Item 3.           Description of Property....................................................................... 13
Item 4.           Security Ownership of Certain Beneficial Owners and Management................................ 16
Item 5.           Directors, Executive Officers, Promoters and Control Persons.................................. 18
Item 6.           Executive Compensation........................................................................ 19
Item 7.           Certain Relationships and Related Transactions................................................ 20
Item 8.           Legal Proceedings............................................................................. 21
Item 9.           Market Price for Common Equity and Related Shareholder Matters................................ 21
Item 10.          Recent Sales of Unregistered Securities....................................................... 22
Item 11.          Description of Securities..................................................................... 22
Item 12.          Indemnification of Directors and Officers..................................................... 24
Item 13.          Financial Statements.......................................................................... 24
Item 14.          Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.......... 24
Item 15.          Financial Statements and Exhibits............................................................. 24

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Registration Statement, including without limitation statements under "Item 1. Description of Business," "Item 2. Management Discussion and Analysis or Plan of Operation," and "Item 3. Description of Properties," regarding the Company's financial position, reserve quantities and net present values, business strategy, plans and objectives of management of the Company for future operations and capital expenditures, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements and the assumptions upon which such forward-looking statements are based are reasonable, it can give no assurance that such expectations and assumptions will prove to have been correct. Reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.

                                    GLOSSARY

         The following terms are used throughout this Registration Statement:

         BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

         BOE. Equivalent barrels of oil, using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         BTU. A British thermal unit which is the amount of heat required to raise the temperature of one avoirdupois pound of pure water form 58.5 degrees to 59.5 degrees Fahrenheit under standard conditions.

         DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.


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         DEVELOPMENT WELL. A well drilled as an additional well to the same reservoir as other producing wells on a Lease, or drilled on an offset Lease not more than one location away from a well producing from the same reservoir.

         EXPLORATORY WELL. A well drilled in search of a new undiscovered pool of oil or gas, or to extend the known limits of a field under development.

         GROSS ACRES OR WELLS. The total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

         LEASE. Full or partial interests in an oil and gas lease, oil and gas mineral rights, fee rights or other rights, authorizing the owner thereof to drill for, reduce to possession and produce oil and gas upon payment of rentals, bonuses and/or royalties. Oil and gas leases are generally acquired from private landowners and federal and state governments.

         MCF. One thousand cubic feet. Expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

         MMBTU. One million Btu on a saturated basis.

         MMCF. One million cubic feet. Expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

         NET ACRES OR WELLS. A party's interest in acres or wells, as the case may be, calculated by multiplying the number of Gross Acres or Gross Wells in which such party has an interest by the fractional interest of such party in each such Gross Acre or Gross Well.

         OPERATING COSTS. The expenses of producing oil or gas from a formation, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and other production excise taxes.

         PRODUCING PROPERTY. A property (or interest therein) producing oil or gas in commercial quantities or that is shut-in but capable of producing oil or gas in commercial quantities, to which Producing Reserves have been assigned. Interests in a property may include Working Interests, production payments, Royalty Interests and other non-working interests.

         PRODUCING RESERVES. Proved Developed Reserves expected to be produced from existing completion intervals open for production in existing wells.

         PROSPECT. An area in which a party owns or intends to acquire one or more oil and gas interests, which is geographically defined on the basis of geological data and which is reasonably anticipated to contain at least one reservoir of oil, gas or other hydrocarbons.

         PROVED DEVELOPED RESERVES. Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods, at current prices and costs, under existing regulatory practices with existing technology.

         PROVED RESERVES. The estimated quantities of crude oil, natural gas and other hydrocarbons which, based upon geological and engineering data, are expected to be produced from known oil and gas reservoirs under existing economic and operating conditions, and the estimated present value thereof based upon the prices and costs on the date the estimate is made and any price changes provided for by existing conditions.

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         PROVED UNDEVELOPED RESERVES. Proved Reserves which can be expected to be recovered from new wells on Undeveloped Acreage based on geological evidence from directly offsetting producing wells or from existing wells where a relatively major expenditure is required for recompletion.

         ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of Operating Costs.

         UNDEVELOPED ACREAGE. Oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned.

         WORKING INTEREST. The operating interest under a Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all Royalty Interests and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.



                                      -iii-
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ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

         Energas Resources, Inc. and its wholly-owned subsidiaries (the "Company") are a fully operational independent oil and gas exploration and production company that has recently entered into electricity co-generation. The Company was initially incorporated under the laws of British Columbia, Canada on November 2, 1989 and on August 20, 2001 the Company became domesticated and incorporated in Delaware.

         The Company conducts its oil and gas exploration and production activities through its wholly-owned subsidiary, A.T. Gas Gathering Systems, Inc. At July 31, 2001, the Company owned interests in seven Gross (2.585 Net) Wells, all of which were operated by the Company. Furthermore, the Company's Proved Reserves were 8,218 barrels ("Bbls") of crude oil and 700,813 thousand cubic feet ("Mcf") of natural gas, based upon sale prices of $23.80 per Bbl and $3.24 per Mcf. Of the Company's Proved Reserves at July 31, 2001, approximately 7% were crude oil and 93% were natural gas on a barrel-of-oil-equivalent ("BOE") basis.

         The Company is currently pursuing development drilling and, to a lesser extent, exploration drilling in (i) the Arkoma Basin in southeastern Oklahoma and western Arkansas; and (ii) the Powder River Basin in Wyoming. The Company participated in the drilling of 1Gross (.57 Net) Well during the year ended January 31, 2001, and 5 Gross (2.5 Net) Wells, during the year ended January 31, 2000. Total drilling expenditures during fiscal 2000 and 2001 were $216,408 and $48,700, respectively. During the six months ended July 31, 2001, the Company did not commence the drilling of any wells and did not incur any drilling expenditures. The Company is currently focused on the acquisition of producing oil and gas properties and operating and developing its properties to maximize value. In the immediate future the Company expects to undertake limited drilling activities, which will be primarily dependent upon available financial resources to fund additional drilling activities.

         The Company owns and operates an intrastate pipeline gather system that serves the wells operated by the Company for delivery to a mainline transmission system. This system is located in Atoka County, Oklahoma and consists of four miles of pipeline and is connected to four wells that supply the natural gas production.

         The Company's corporate offices are located at 800 Northeast 63rd Street, Third Floor, Oklahoma City, Oklahoma 73105 and its telephone number is
(405) 879-1752.

PRINCIPAL AREAS OF OPERATION

         The Company principally operates in the two geological provinces: (i) the Arkoma Basin and (ii) the Powder River Basin. Most wells in the Arkoma Basin produce from depths that range from 2,000 to 18,000 feet, while most wells in the Power River Basin produce from depths that range from 4,000 to 13,000 feet. The Company has most recently concentrated its exploration and development activities on its oil-producing properties in the Powder River Basin in Wyoming. In Oklahoma, the Company's exploration activities, while more limited, are focused on natural gas exploration and development.

         ARKOMA BASIN. The Arkoma Basin is a major gas producing area in the Mid-Continent region of the United States. It is a crescent-shaped basin, 250 miles long and 20 to 50 miles wide, straddling the Arkansas-Oklahoma border and encompassing approximately 9,000 square miles. As a result of uplifting of the Ouachita Mountains, this Basin contains complex overthrust zones. This Basin is a dry natural gas region, with most producing wells ranging from 5,000 to 10,000 feet in depth. However, this Basin has recently undergone a resurgence in drilling activity at depths ranging from 10,000 to 18,000 feet due to a better understanding of the complex geology of the area, as well as improved access to natural gas markets. The most significant recent natural gas discoveries occurred in 1988 in the Arbuckle/Ouachita Overthrust Trend near Wilburton, Oklahoma. At January 31 and July 31, 2001, approximately 91.7% and 93.4%, respectively, of the Company's Proved Developed Reserves on a BOE basis were attributable to the Arkoma Basin.


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         At July 31, 2001, the Company owned 3,815 Gross (2,699 Net) Acres that are undeveloped in the Arkoma Basin. The Company has assembled three Prospects in the Arkoma Basin, of which two require the drilling of an Exploratory Well and one of which requires the drilling of a Development Well. The Company has used both sub-surface and seismic surveys to identify these shallow gas Prospects. The targeted formation will be the Hartshorne, which has yielded natural gas in the range of one to ten Bcf per well from an approximate depth of 3,500 feet. However, there is no assurance that any well drilled will be productive.

          In December 1998, the Company obtained a $334,700 loan for the purchase of seismic data on and acquisition of Leases within the Arkoma Basin of eastern Oklahoma. With these loan proceeds the Company identified the four Prospects mentioned above and in 1999 drilled four wells on these Prospects, all of which were abandoned as non-commercial wells. As consideration for this loan, the lender is entitled to receive a 10% carried interest to casing point in the first well of each Prospect. In addition, the Company issued warrants exercisable for the purchase of 50,000 shares of the Company's common stock for $.35 per share if exercised in the first year of the warrant and $.41 per share if exercised in the second year of the warrant. These warrants expired on January 18, 2001. The loan is repayable in four equal installments of $83,675 upon the sale of each Prospect by the Company. The Company paid the first installment payment and issued 808,800 shares of its common stock in repayment of $251,025 balance of this loan.

         In February 1999, the Company entered into a three-year loan agreement to fund up to $500,000 Lease acquisitions and exploration and development of the Leases acquired in the Arkoma Basin of eastern Oklahoma and western Arkansas. The Company has identified and assembled three Prospects for development. In consideration for this loan, the lender is entitled to receive a 10% carried interest to casing point in the first well of each Prospect. In addition, the Company issued warrants exercisable for the purchase of 60,000 shares of the Company's common stock for $.35 per share if exercised in the first year of the warrant and $.41 per share if exercised in the second year of the warrant. These warrants expired on September 20, 2000. This loan will become due on February 13, 2002. At July 31, 2001, the outstanding balance of this loan was $300,000.

         LAKE WELLS PROSPECT. Production from the wells located on the Lake Wells Prospect are currently shut in due to water invasion. The Company is attempting to restructure the Working Interest ownership of this Prospect and the wells in order to salvate the likelihood for further development of this Prospect. The Lake Wells Prospect contains approximately 2,560 Gross (2,100
Net) Acres of which seismic survey data indicates a potential for deeper exploratory drilling.

         POWDER RIVER BASIN. The Powder River Basin is located in northeastern Wyoming and is a major producing area of coal bed methane and crude oil. The major oil objectives are the lower creataceous sands that are stratigraphically trapped at depths of 4,000 to 13,000 feet. Individual field six ranges from 1 to 100 million barrels of crude oil. In the past 20 years, four fileds have been discovered with individual potentials of 10 to 30 million barrels of crude oil. The Company's focus in the Powder River Basin has been limited to the exploration and production of crude oil. At January 31 and July 31, 2001, approximately 8.4% and 6.6%, respectively, of the Company's Proved Developed Reserves on a BOE basis were attributable to the Powder River Basin.

         The Company owns Leases covering 26,086 Gross (25,047 Net) Acres that are undeveloped in the Powder River Basin. These Leases cover shallow, medium and deep oil prospects that are in various stages of development and will be drilled in an orderly manner as crude oil prices justify and available capital resources permit. As of July 31, 2001, the Company has developed and assembled seven Prospects for drilling, of which six require the drilling of an Exploratory Well and one requires the drilling of a Development Well.

         RUSTY CREEK PROSPECT. The Company's oil and gas production and Reserves in the Powder River Basin are attributable to two wells, the Finley #1 and Finley #2, drilled on the Rusty Creek Prospect in Niobrara County, Wyoming. These wells are currently producing at marginal rates of crude oil per day. The Company plans to perform a work-over of these wells to increase production, of which there is no assurance. Furthermore, the Company intends to drill an additional Development Well on this Prospect. The planned work-over and further development of the Rusty Creek Prospect is dependent upon capital resources becoming available for these operations.


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         PROSPECT ORIGINATION. The Company originates substantially all of its
Prospects. If, through its review, a geographical area indicates geological and economic potential, the Company attempts to acquire Leases or other interests in the area and assemble a Prospect. The Company normally sells portions of its leasehold interests in a Prospect to unrelated third parties, thus sharing risks and rewards of the exploration and development of the Prospect with the joint owners pursuant to an operating agreement. One or more Exploratory Wells may be drilled on a Prospect, and if the results indicate the presence of sufficient oil and gas reserves, additional Development Wells may be drilled on the Prospect. The Company typically seeks potential joint venture partners for development of its Prospects.

         The Company's oil and gas operations have consisted primarily of drilling Development Wells and related operations. As of July 31, 2001, the Company had interests in seven wells, all of which were operated by the Company. At July 31, 2001, the Company owned 29,901 Gross (27,746 Net) Acres of oil and gas leasehold interests. This acreage consists of shallow, medium, and deep Prospects, which are in various stages of pre-drilling development and will be developed or further developed in an orderly manner.

NATURAL GAS GATHERING AND SALES

         The Company owns a pipeline gathering system that serves the wells operated by the Company in Atoka County, Oklahoma. The gathering system has a design capacity of 8,000,000 cubic feet per day. The pipeline system was placed in service and received the first delivery of natural gas in November 1988. The gather system is operated by an affiliate of the Company, Energas Pipeline Company that is owned by George G. Shaw, an executive officer and a Director of the Company. The natural gas is gathered under a five-year contract (with annual one-year renewals) and is currently purchased by Duke Energy Field Services, Inc. The Company is responsible for all costs of operating the gathering system. Energas Pipeline Company purchases the produced natural gas at the wellhead and then resells the gathered gas. For its gathering services, Energas Pipeline Company receives and retains a gathering fee and the differential between the price paid for the natural gas at the wellhead and the price paid by Duke Energy Field Services, Inc. During the six months ended July 31, 2001 and the year ended January 31, 2001 and 2000, for its gathering services, Energas Pipeline Company received $6,622, $12,466, and $15,454. During the six months ended July 31, 2001 and the year ended January 31, 2001 and 2000, the Company received revenues of $7,875, $14,792 and $15,323, respectively. During the six months ended July 31, 2001 and year ended January 31, 2001 and 2000, the Company incurred direct pipeline costs of $1,542 and $3,283 and $4,692, respectively.

         During the six months ended July 31, 2001, natural gas deliveries throughout the pipeline system totaled 47,568 MMBtu, compared to 39,452 MMBtu in the six months ended July 31, 2000. For the year ended January 31, 2001, natural gas deliveries throughout the pipeline system totaled 90,377 MMBtu, compared to 90,861 MMBtu in the year ended January 31, 2000, a 0.5% decrease. The Company does not gather or transport natural gas other than the intrastate gathering of the natural gas produced by wells operated by the Company.

         The pipeline gather system consists approximately of five miles of pipe. The pipeline system receives natural gas from four wells in Atoka County, Oklahoma. Natural gas competes with other forms of energy available to end-users, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in the areas served by the gathering system.

NATURAL GAS UTILITY

         On the effective date of November 15, 2000, the Company entered into a purchase agreement to acquire First Natural Gas, Inc., an Oklahoma corporation ("FNG"), a regulated public utility corporation. On May 31, 2001, the Oklahoma Corporation Commission and the Public Utility Division issued a final order approving the Company's acquisition of FNG. The Company will acquire ownership of FNG upon payment of the non-recourse convertible promissory notes in the aggregate principal amount of $600,000 on or before November 15, 2001, bearing interest at


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10% per annum and subject to offset for any liabilities (other than ordinary trade payables) of FNG. These promissory notes are convertible into the Company's common stock at the rate of $2.00 per share or the per share value of the common stock, whichever is greater. The capital stock of FNG is held in escrow by a banking institution and in the event the Company fails to pay the promissory notes on November 15, 2001, the capital stock of FNG will be released from escrow and returned to the current shareholders of FNG and the purchase agreement will terminate. Because the Company has not obtained capital stock ownership of FNG, but in substance the Company only has an option to acquire the capital stock, FNG does not qualify for consolidation with the operations of the Company for accounting and financial reporting purposes. There is no assurance that the Company will complete the acquisition of FNG by payment of the $600,000 purchase price.

         FNG has been successful in buying independent gas utilities, restoring their distribution lines and expanding their customer bases. FNG holds tariffs and authorizations granted and issued by the Oklahoma Corporation Commission to operate, build and maintain natural gas utilities, as well as authorization to lay telecommunication and cable television lines, water supply lines, and most significantly to generate and sell electricity.

GOVERNMENTAL REGULATION

         GENERAL. Numerous departments and agencies, federal, state and local, issue rules and regulations binding on the oil and gas industry, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the cost of doing business and, consequently, affects profitability of operations.

         EXPLORATION AND PRODUCTION. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. The Company is also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. These regulations limit the amount of oil and gas that can be produce from wells and to limit the number of wells or the locations at which wells can be drill.

ENVIRONMENTAL AND OCCUPATIONAL REGULATION

         GENERAL. The Company is subject to federal, state and local laws and regulations governing environmental quality and pollution control. During the six months ended July 31, 2001 and fiscal years ended January 31, 2001 and 2000, the Company expended $28,018, $12,390 and $20,867, respectively, directly related to environmental matters. It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state and local laws, rules and regulations concerning the protection of the environment and human health will not have a material effect upon the Company, capital expenditures, or earnings. The Company cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from the Company's operations. The Company's operations related to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the Environmental Protection Agency ("EPA"). This regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on its operations or results of these operations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, including stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from the Joint Activities could result in substantial costs and liabilities.

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         WASTE DISPOSAL. The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where these wastes have been taken for disposal. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict. Under these laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination. The Company's operations and activities may generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and applicable state agencies have limited the disposal options for certain hazardous and nonhazardous wastes and are considering the adoption of stricter disposal standards for nonhazardous wastes. Furthermore, certain wastes that may be generated by the oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to considerably more rigorous and costly operating and disposal requirements.

         SUPERFUND. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of a site and persons that disposed of or arranged for the disposal of the hazardous substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from responsible classes of persons the costs of such action. In the course of operations, the Company's operations and activities may generate wastes that fall within CERCLA's definition of "hazardous substances." The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been released. To date, however, the neither Company nor, to its knowledge, its predecessors have been named a potentially responsible party under CERCLA or similar state superfund laws affecting the Leases on which the Company's wells are located.

         AIR EMISSIONS. The Company's operations and activities are subject to local, state and federal regulations for the control of emissions of air pollution. Legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future as a result of new regulatory developments. In particular, regulations promulgated under the Clean Air Act Amendments of 1990 may impose additional compliance requirements that could affect the operations. However, it is currently impossible to predict accurately the effect, if any, of the Clean Air Act Amendments on the Company's operations and activities. The Company may in the future become subject to civil or administrative enforcement actions for failure to comply strictly with air regulations or permits. These enforcement actions are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require the Company to forego construction or operation of certain air emission sources.

         OSHA. In the conduct of its activities the Company and its operations will be subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used, released or produced in its operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. The Company is also subject to the requirements and reporting set forth in OSHA workplace standards. The Company provides safety training and personal protective equipment to its employees.

         OPA AND CLEAN WATER ACT. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention control plans, countermeasure plans and facilities response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water

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Act ("CWA"), and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The CWA provides penalties for any discharges of petroleum product in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company.

         In addition, the CWA and analogous state laws require permits to be obtained to authorize discharges into surface waters or to construct facilities in wetland areas. With respect to certain aspects of the its operations and activities, the Company will be required to maintain these permits or meet general permit requirements. The EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. The Company believes that with respect to its wells it has obtained, or are included under, these permits and with respect to the proposed operations the Company will be able to obtain, or be included under, such permits, where necessary. Compliance with these permits is not expected to have a material effect on the Company's operations and activities.

         NORM. Oil and gas exploration and production activities have been identified as generators of concentrations of low-level naturally-occurring radioactive materials ("NORM"). NORM regulations have recently been adopted in several states. The Company is unable to estimate the effect of these regulations, although based upon preliminary analysis to date, the Company does not believe that compliance with these regulations will have a material adverse effect on the Company.

         SAFE DRINKING WATER ACT. The Company's operations and activities involve the disposal of produced saltwater and other nonhazardous oilfield wastes by reinjection into the subsurface. Under the Safe Drinking Water Act ("SDWA"), oil and gas operators, like the Company, must obtain a permit for the construction and operation of underground Class II injection wells. To protect against contamination of drinking water, periodic mechanical integrity tests are often required to be performed by the well operator. The Company has obtained permits for the Class II well it operates. The Company has also disposed of wastes in facilities other than those owned by the Company which are commercial Class II injection wells.

         TOXIC SUBSTANCES CONTROL ACT. The Toxic Substances Control Act ("TSCA") was enacted to control the adverse effects of newly manufactured and existing chemical substances. Under the TSCA, the EPA has issued specific rules and regulations governing the use, labeling, maintenance, removal from service and disposal of PCB items, including transformers and capacitors used by oil and gas companies. The Company believes compliance with TSCA will not have a material adverse effect on the Company's operations and activities.

COMPETITION

          There is a high degree of competition among companies involved in the exploration for and production of oil and gas. Consequently, there is competition among operators for drilling equipment, tubular goods and drilling crews. Such competition may affect the Company's ability expeditiously to drill, complete, recomplete and work-over its wells.

         There is also extensive competition in the market for natural gas. The recent increases in domestic as well as worldwide consumption of energy and decreases in production, especially domestically, have brought about substantial increased demand for energy. This in turn has resulted in substantial increases in natural gas prices, widespread increase in gas production and accelerations in producing and marketing gas after it is discovered. In contrast, this recent increase in demand for energy was preceded by a period of increases in worldwide energy production capability and decreases in energy consumption as a result of conservation efforts, which resulted in substantial surpluses in energy supplies. This, in turn, resulted in substantial competition in markets historically served by domestic natural gas from alternative sources of energy, such as residual fuel oil, and among domestic gas suppliers. As a result, there was significant reductions in gas prices, widespread curtailment of gas production and delays in producing and marketing gas after it is discovered. Changes in government regulations relating to the production, transportation and marketing of natural gas have also resulted in significant changes in the historical marketing patterns of the industry. Generally, these changes have resulted in the abandonment by many pipelines of long-term contracts for the purchase of natural gas, the development by gas producers of their own marketing programs to take advantage of new regulations requiring pipelines to transport gas for regulated fees, and an increasing tendency to rely on short-term contracts priced at spot market prices.

         During periods of decreasing demand for energy, many producers have been willing to accept prices that are lower than those previously prevailing in order to sell their production. As a consequence, gas prices, which were once effectively determined by government regulations, are now largely influenced by competition. Competitors in this market include producers, gas pipelines and their affiliated marketing companies, independent marketers, and providers of alternate energy supplies, such as residual fuel oil.

         Exploration for and production of oil and gas are affected by the availability of pipe, casing and other tubular goods and certain other oil field equipment including drilling rigs and tools. The Company depends upon independent drilling contractors to furnish rigs, equipment and tools to drill its wells. The Company has not experienced and does not anticipate difficulty in obtaining supplies, materials, drilling rigs, equipment or tools. However, higher prices for oil and gas production have recently caused competition for these items to increase and may result in increased costs of operations.

MARKETS

         The Company does not refine or otherwise process crude oil and condensate production. Substantially all of the crude oil and condensate production of the Company's wells are sold at posted prices under short-term contracts, which is customary in the industry.

         The Company's gas production is sold primarily on the spot market to a variety of purchasers, including intrastate and interstate pipelines, their marketing affiliates, independent marketing companies and other purchasers who have the ability to move the gas under firm transportation agreements.

         The availability of a market for produced oil and gas will be dependent upon a number of factors beyond the Company's control, which at times cannot be accurately predicted. These factors include the proximity of wells to, and the capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the availability of other sources of energy, fluctuations in seasonal supply and demand, and governmental regulation. In addition, there is always the possibility that new legislation may be enacted which would impose price controls or additional excise taxes upon crude oil or natural gas, or both. Oklahoma, the state in which the operations and properties are located, has experienced an oversupply of natural gas which may cause delays, restrictions or reductions of their natural gas production. Oversupplies of natural gas can be expected to recur from time to time and may result in the gas producing wells being shut-in. Increased imports of natural gas, primarily from Canada, have occurred and are expected to continue. Such imports may adversely affect the market for domestic natural gas.

         Since the early 1970's the market price for crude oil has been significantly affected by policies adopted by the member nations of Organization of Petroleum Exporting Countries ("OPEC"). Members of OPEC establish prices and production quotas among themselves for petroleum products from time to time with the intent of controlling the current global supply and consequently price levels. Canada has recently amended its tax laws and other laws affecting the exportation of its natural gas to the United States, and such amendments are expected to materially increase competition and may adversely affect the price of natural gas in certain geographic areas of the United States. The Company is unable to predict the effect, if any, that OPEC or the Canadian amendments will have on the amount of, or the prices received for, crude oil and natural gas produced and sold from the Company's wells.

         Changes in natural gas and crude oil prices will significantly affect the revenues and cash flow of the wells and the value of the oil and gas properties. Declines in the prices of crude oil and natural gas could have a material adverse effect on the success of the Company's operations and activities, recoupment of the costs of acquiring, developing and producing the its wells and profitability. The Company is unable to predict whether the prices of crude oil and natural gas will rise, stabilize or decline in the future.

EMPLOYEES

         At July 31, 2001, the Company employed nine people in its Oklahoma City office whose functions were associated with management, engineering, geology, land and legal, accounting, financial planning and administration. In addition, two part-time employees were responsible for the supervision and operation of the Company's field activities and the providing of well services.

         The Company's future performance depends in significant part upon the continued service of its key technical and management personnel and its continuing ability to attract and retain highly qualified and motivated personnel in all areas of the Company's operations. Competition for qualified personnel is intense. The Company provides no assurance that it can retain key managerial and technical employees or that the Company can attract, assimilate or retain other highly qualified personnel in the future. The Company's employees are not represented by a labor union. The Company has not experienced any work stoppages and considers its employee relations to be good.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE NOTES THERETO, OTHER FINANCIAL INFORMATION RELATING TO THE COMPANY INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT AND "SELECTED FINANCIAL INFORMATION OF THE COMPANY."

RESULTS OF OPERATIONS

         The factors that most significantly affect the Company's results of operations are (i) the sale prices of crude oil and natural gas, (ii) the amount of production sales, (iii) the amount of lease operating expenses, and
(iv) the level of interest rates on, and amount of, borrowings. Sales of production and level of borrowings are significantly impacted by the Company's ability to maintain or increase its production from existing oil and gas properties through its exploration and development activities. The following table reflects the average prices received by the Company for oil and gas, the average production cost per BOE, and the amount of oil and gas produced for the periods presented:

                                             YEAR ENDED JANUARY 31,        SIX MONTHS ENDED JULY 31,
                                          ----------------------------     -------------------------
     PRODUCTION DATA:                         2001            2000             2001        2000
                                          -----------     ------------     ------------  -----------
     Production -
       Oil (Bbls).......................          473            1,112             105          307
       Gas (Mcf)........................       31,199           37,887          15,053       15,740
     Average sales price -
       Oil (Bbls).......................     $  27.34        $   16.39        $  21.75     $  26.08
       Gas (Mcf)........................     $   4.09        $    1.86        $   4.33     $   2.85
     Average production
       costs per BOE....................     $   4.97        $    4.35        $   3.82     $   7.32

         Prices received by the Company for sales of crude oil and natural gas have fluctuated significantly from period to period. The fluctuations in oil prices during these periods reflect market uncertainty regarding the inability of the Organization of Petroleum Exporting Countries ("OPEC") to control the production of its member countries, as well as concerns related to the global supply and demand for crude oil. Gas prices received by the Company fluctuate with changes in the spot market price for gas, which reached recent record levels in December 2000 in the United States.

This price increase was due to demand in excess of deliverability and higher worldwide energy prices. However, natural gas prices have been declining since December 2000 because of lower worldwide energy prices as well as development of more adequate deliverability to meet demand requirements. Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow, and can significantly impact the Company's borrowing capacity. During the third and fourth quarters of 2000 and the first quarter of 2001, the Company experienced a significant increase in cash flow and net income primarily as a result of an increase in crude oil prices and natural gas prices with a slight decrease in the volume of crude oil and natural gas production sales. Although there was a decrease in volume of crude oil and natural gas production sales in 2001, the average price received by the Company in six months ended July 31, 2001 were approximately 10.6% higher than in 2000.

PERIOD TO PERIOD COMPARISONS

         SIX MONTHS ENDED JULY 31, 2001

         Total revenue for the six months ended July 31, 2001 ("2001 Interim Period"), compared with the six months ended July 31, 2000 ("2000 Interim Period"), increased by $3,529 (4.9%), to $75,334 from $71,805. The Company's revenue was comprised of two revenue sources, oil and gas sales revenue and pipeline revenue. Oil and gas production revenue for 2001 Interim Period, compared with 2000 Interim Period, increased by $2,200 (3.4%), to $67,459 from $65,259. The increase in oil and gas production revenues was due to the increase in average sales prices for crude oil and natural gas of $4.33 (16.6%) per Bbl and $1.48 (51.9%) per Mcf, respectively, although the volumes of crude oil and natural gas sales decreased by 202 Bbls (65.8%) and natural gas sales of 687 Mcf (4.4%). Pipeline revenue increased by $1,329 (20.3%), to $7,875 from $6,546. This increase was attributable to the volume increase in the transportation of natural gas as a result of the wells serviced by the pipeline system produced greater volumes of natural gas into the pipeline system for a number of reasons, including the reworking of wells and placing on line previously shut-in wells and mild winter weather conditions.

         Total operating expenses during 2001 Interim Period, compared with 2000 Interim Period, decreased by $16,431 (5.%), to $313,512 from $329,943.
This decrease was due principally to (i) a $37,359 (54%) decrease in depreciation and depletion and (ii) a $2,726 (16%) decrease in legal and accounting attributable in part to the costs associated with targeting potential acquisition opportunities. The decrease in depreciation and depletion was due to elimination of impairment of oil and gas properties because of the increase in crude oil and natural gas prices and reduction in the write-off of undeveloped leasehold acreage. These decreased expenses were offset in part by (i) a $30,212 (25%) increase in employee salaries and benefits to $149,344 from $119,132 due to increased employee compensation and personnel employed; (ii) a $12,750 (34%) decrease in rent to $24,660 from $37,410 as a result of relocation of the Company's offices; and (iii) a $10,797 decrease in oil and gas production expenses due to shut-in of certain productive wells while awaiting remedial repair and workover.

         Operating loss in 2001 Interim Period, compared with 2000 Interim Period, decreased by $19,960 (8%) to $238,177, compared to a net loss of $258,138 in 2000 Interim Period.

         YEAR ENDED JANUARY 31, 2001

         Total revenue for the year ended January 31, 2001 ("Fiscal 2001"), compared with the year ended January 31, 2000 ("Fiscal 2000"), increased by $59,227 (61%), to $156,481 from $97,254. The Company's revenue was comprised of two revenue sources, oil and gas sales revenue and pipeline revenue. Oil and gas production revenue for Fiscal 2001, compared with Fiscal 2000, increased by $59,758 (73%), to $141,689 from $81,931.The increase in oil and gas production revenues was due to the increase in average sales prices for crude oil and natural gas of $10.29 (63%) per Bbl and $2.23 (119.9%) per Mcf, respectively, although the volumes of crude oil and natural gas sales decreased by 639 Bbls (57.5%) and natural gas sales of 6,688 Mcf (17.6%). Pipeline revenue decreased by $531 (3%) to $14,792 from $15,323. This decrease was attributable to a decline in the transportation of natural gas as a result of the wells serviced by the pipeline system produced less volumes of natural gas into the pipeline system for a number of reasons, including decline in production and shut-in operational and weather conditions.

         Total operating expenses during Fiscal 2001, compared with Fiscal 2000, decreased by $71,342 (10%) to $650,980 from $722,329. This decrease was due principally to (i) an $81,306 (44%) decrease in depreciation and depletion, (ii) a $28,800 decrease in employee salaries and benefits attributable to reduced employee compensation and reduction in number of employees, (iii) a $6,589 (16%) decrease in legal and accounting attributable in part to less costs legal expenses in 2001 associated with targeting potential acquisition opportunities compared to 2000, (iii) a $10,649 (16%) decrease in rent to $54,452 from $65,101 as a result of relocation to the Company's current office facilities, (iv) a $4,522 (14%) decrease in oil and gas production expenses, and (v) a $1,409 (30%) decrease in pipeline costs. The decrease in depreciation and depletion less impairment of oil and gas properties due to increase crude oil and natural gas prices and less write-off of undeveloped leasehold acreage as a result of management's determination that the acreage was uneconomical or impractical to drill and develop based upon increase crude oil and natural gas prices. The decrease in operating expenses was offset by (i) the $50,000 of business investigation costs incurred in the unsuccessful acquisition of certain producing oil and gas properties (the Roye Natural Gas Property), (ii) a $8,911 (64%) increase in office and general expenses in part associated with the relocation of the Company's offices, and (iii) a 4,233 (24%) increase in travel and promotion expenses.

         Operating loss in Fiscal 2001, compared with Fiscal 2000, decreased by $130,569 (21%). During Fiscal 2000 the Company realized a $49,930 gain on settlement of debt, while in Fiscal 2001 the Company did not realize any such gain. The Company's net loss in Fiscal 2001 decreased by $80,639 (13%) to $494,499, compared to a net loss of $575,138 in Fiscal 2000.

EFFECTS OF OIL AND GAS PRICE FLUCTUATIONS

         Fluctuations in crude oil and natural gas prices have significantly affected the Company's operations and the value of its assets. As a result of the instability and volatility of crude oil and natural gas prices and at times the market conditions within the oil and gas industry, financial institutions are selective in the energy lending area and have reduced the percentage of existing reserves that may qualify for the borrowing base to support energy loans.

         The Company's principal source of cash flow is the production and sale of its crude oil and natural gas reserves which are depleting assets. Cash flow from oil and gas production sales depends upon the quantity of production and the price obtained for such production. An increase in prices permits the Company to finance its operations to a greater extent with internally generated funds, may allow the Company to obtain equity financing more easily or on better terms, and lessens the difficulty of attracting financing from industry partners and non-industry investors. However, price increases heighten the competition for Leases and Prospects, increase the costs of exploration and development activities, and, because of potential price declines, increase the risks associated with the purchase of Producing Properties during times that prices are at higher levels.

         A decline in oil and gas prices (i) reduces the cash flow internally generated by the Company which in turn reduces the funds available for servicing debt and exploring for and replacing oil and gas reserves, (ii) increases the difficulty of obtaining equity and debt financing and worsens the terms on which such financing may be obtained, (iii) reduces the number of Leases and Prospects which have reasonable economic terms, (iv) may cause the Company to permit Leases to expire based upon the value of potential oil and gas reserves in relation to the costs of exploration, (v) results in marginally productive oil and gas wells being abandoned as non-commercial, and
(vi) increases the difficulty of attracting financing from industry partners and non-industry investors. However, price declines reduce the competition for Leases and Prospects and correspondingly reduce the prices paid for Leases and Prospects. Furthermore, exploration and production costs generally decline, although the decline may not be at the same rate as that of oil and gas prices.

SEASONALITY

         The results of operations of the Company are somewhat seasonal due to seasonal fluctuations in the sales prices for natural gas. Although in recent years crude oil prices have been generally higher in the third and fourth fiscal quarters, these fluctuations are not believed to be seasonal. Natural gas prices have been generally higher in the fourth fiscal quarter. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results which may be realized on an annual basis.

INFLATION AND CHANGES IN PRICES

         Within recent years, inflation generally has had a minimal effect on the Company and its operations. However, crude oil and natural gas prices have significantly affected the costs required to drill, complete and operate oil and gas wells. The level of drilling activity within the oil and gas industry increased or decreased based upon crude oil and natural gas prices without regard to general inflation. With the decline in oil and gas prices since December 2000, management believes that cost will remain relatively stable or even decline from the current level over the next year.

INCOME TAX PROVISION (BENEFIT)

         Statement of Financial Accounting Standards 109, Accounting for Income Taxes, requires the separate recognition, measured at currently enacted tax rates, of deferred tax assets and deferred tax liabilities for the tax effect of temporary differences between the financial reporting and tax reporting bases of assets and liabilities, and net operating loss carryforward for tax purposes. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion will not be realized. At January 31, 2001 and 2000, the Company had the benefit of net operating loss carryforward of $5,369,297 and $4,908,182, respectively, and the valuation allowance was the amount of the operation loss carryforward for each year. Because of the valuation allowance, the net operating loss carryforward did not have any value at January 31, 2001 and 2000.

CAPITAL RESOURCES AND LIQUIDITY

         At July 31, 2001, the Company had current assets of $161,707 and current liabilities of $142,473 and working capital of $19,234. The Company's long-term debt and stockholders' equity at July 31, 2001, were $783,484 and $842,020, respectively.

         At January 31, 2001, the Company had current assets of $202,545 and current liabilities of $144,726, for resulting working capital of $57,819. The Company's long-term debt and stockholders' equity at January 31, 2001, were $1,209,795 and $470,364, respectively.

         During the six months ended July 31, 2001, and the year ended January 31, 2001, net cash flows used in operating activities were $159,100 and $464,562, respectively, while net cash flows provided by financing activities were $186,196 and $480,032, respectively. Net cash flows used in investing activities during the six months ended July 31, 2001 was $3,483 and net cash provided by investing activities during the year ended January 31, 2001 was $4,925. The principal sources of the Company's net cash flows provided by financing activities during the six months ended July 31, 2001 were attributable to a private placement offering of 384,550 warrants (each exercisable for the purchase of one share of common stock) and 2,400,070 shares of common stock for proceeds of $609,835, and increases in advances from a shareholder and loans payable of $424,264 and $625, respectively. The principal sources of the Company's net cash flows provided by financing activities during Fiscal 2001 were attributable to a private placement offering of 275,678 shares of common stock and warrants (exercisable for the purchase of 60,000 shares of common stock) for proceeds of $59,769 and $16,500, respectively, and increases in advances from a shareholder and loans payable of $321,410 and $86,047.

         CAPITAL EXPENDITURES AND COMMITMENTS.

         During the six months ended July 31, 2001 and the year ended January 31, 2001, the Company did not incur any exploration expenditures and acquisition of oil and gas properties; however, during the year ended December 31, 2001 the Company purchased $5,075 of equipment. Exploration expenditures and acquisition of oil and gas properties expenditures by the Company during the year ended January 31, 2000 were $214,707. The lack of capital expenditures during the six months ended July 31, 2001 and the year ended January 31, 2001 was principally attributable to the Company not conducting exploration activities during these periods.

         As of July 31, 2001, the Company's capital commitments were $600,000 required for completion of the acquisition of First Natural Gas, Inc. The Company currently does not have a determined source of funding for payment of this commitment. The Company's obligation to complete the First Natural Gas, Inc. acquisition is on a non-recourse basis and failure of the Company to complete the acquisition will result in termination of the applicable purchase agreement without further liability to the Company.

         As of July 31, 2001, the Company did not have any other material capital commitments. It is anticipated that any capital commitments that may occur will be financed principally through internally generated cash flow and possibly through borrowings from institutional and private lenders (although such additional financing has not been arranged) and the sale of additional shares of the Company's common stock and other equity securities. However, there can be no assurance that additional capital resources and financings will be available to the Company on a timely basis, or if available, on acceptable terms.

         FINANCING ARRANGEMENTS.

         On the effective date of November 15, 2000, the Company entered into a purchase agreement to acquire First Natural Gas, Inc. ("FNG"), a regulated public utility corporation. On May 31, 2001, the Oklahoma Corporation Commission and the Public Utility Division issued a final order approving the Company's acquisition of FNG. The Company will acquire ownership of FNG upon payment of the non-recourse convertible promissory notes in the aggregate principal amount of $600,000 on or before November 15, 2001, bearing interest at 10% per annum and subject to offset for any liabilities (other than ordinary trade payables) of FNG. These promissory notes are convertible into the Company's common stock at the rate of $2.00 per share or the per share value of the common stock, whichever is greater. The capital stock of FNG is held in escrow by a banking institution and in the event the Company fails to pay the promissory notes on November 15, 2001, the capital stock of FNG will be released from escrow and returned to the current shareholders of FNG and the purchase agreement will terminate. There is no assurance that the Company will complete the acquisition of FNG by payment of the $600,000 purchase price.

         On February 13, 1999, the Company entered into a loan agreement to fund up to $300,000 Lease acquisitions and exploration and development of the Leases acquired in the Arkoma Basin of eastern Oklahoma and western Arkansas. In consideration for this loan, the lender is entitled to receive a 10% carried interest to casing point in the first well of each Prospect. This loan is non-interest bearing and repayable on the earlier of three years from the date funds are advanced or 30 days after the funds have been utilized for pre-drilling costs on 10 separate Prospects and initial test wells have been commenced on each Prospect. In the event this loan is not repaid on its due date, the outstanding principal amount will bear interest at 12% per annum. At July 31, 2001, the outstanding balance of this loan was $300,000, which will become due on February 13, 2002.

          In December 1998, the Company obtained a $334,700 loan for the purchase of seismic data on and acquisition of Leases within the Arkoma Basin of eastern Oklahoma. As consideration for this loan, the lender is entitled to receive a 10% carried interest to casing point in the first well of each Prospect. This loan was repayable in four equal installments of $83,675 upon the sale of the Leases by the Company. As of July 31, 2001, this loan was fully repaid.

         On July 31, 2001, George G. Shaw, the Company's President and Chairman had lent $423,484 to the Company. This loan is non-interest bearing and unsecured, and does not have fixed terms of repayment.

ITEM 3.  DESCRIPTION OF PROPERTY

         The following description of the Company's properties should be read in conjunction with the description of the Company's business under the caption "Item 1. Description of Business.

PRODUCTIVE WELLS AND ACREAGE

         At July 31, 2001, the Company had interests in seven producing wells located in Oklahoma and Wyoming, all of which were operated by the Company. The Company conducts its oil and gas exploration and production operations in eastern Oklahoma and western Arkansas in the Arkoma Basin and in the Powder River Basin of Wyoming. The Company operates wells in Haskell and Atoka Counties in Oklahoma and in Niobrara County in Wyoming.

         Substantially all of the Company's Producing Properties are leased for an indeterminate number of years, as long as production is maintained. Therefore, it is not possible to provide expiration dates of the Leases on which Producing Properties are located. All of the Company's Undeveloped Acreage is held under Leases with primary terms that expire at varying dates through August 2008.

         The following table sets forth, at July 31, 2001, by state and basin, the Company's producing wells, Developed Acreage, and Undeveloped Acreage, excluding service (injection and disposal) wells:

                                               PRODUCTIVE WELLS(1)     DEVELOPED ACREAGE    UNDEVELOPED ACREAGE(2)
                                               --------------------    -------------------- -----------------------
                                                 GROSS        NET        GROSS        NET      GROSS          NET
                                               ---------     ------    --------     ------- -----------    --------
Oklahoma (Arkoma Basin).....................         640      185.6         640       185.6       3,175     2,513.0
Wyoming (Powder River Basin)................          80       36.8          80        36.8      26,006    25,010.2
                                                    ----     ------        ----      ------      ------    --------
     Totals.................................         720      222.4         720       222.4      29,181    27,523.2
                                                    ====     ======        ====      ======      ======    ========

----------------------------
(1) 2 Gross (.285 Net) Wells are oil wells and 5 Gross (2.3 Net) Wells are gas wells.
(2) "Undeveloped Acreage" includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest has classified as containing proved undeveloped reserves. Of the aggregate 29,181 Gross Acres and 27,523.2 Net Acres undeveloped, 640 Gross Acres and 640 Net Acres are held by production from other leasehold acreage.

PRODUCTION, PRICES AND COSTS

        The Company is not obligated to provide a fixed and determined quantity of oil or gas in the future. During the last two fiscal years and the six months ended July 31, 2001, the Company has not had, nor does it now have, any long-term supply or similar agreement with any government or governmental authority. The following table sets forth the Company's net production of oil and gas, average sales prices and average production costs during the periods presented:

                                             YEAR ENDED JANUARY 31,        SIX MONTHS ENDED JULY 31,
                                          ----------------------------     -------------------------
     PRODUCTION DATA:                         2001            2000             2001         2000
                                          -----------     ------------     ------------  -----------
     Production -
       Oil (Bbls).......................          473            1,112             105          307
       Gas (Mcf)........................       31,199           37,887          15,053       15,740
     Average sales prices -
       Oil (Bbls).......................     $  27.34        $   16.39        $  21.75     $  26.08
       Gas (Mcf)........................     $   4.09        $    1.86        $   4.33     $   2.85
     Average production
       costs per BOE(1).................     $   4.97        $    4.35        $   3.82     $   7.32

------------------------
(1) The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

        During July 2001, the average sales prices for the Company's oil and gas production was $23.84 per Bbl of crude oil and $2.75 per Mcf of natural gas.

RESERVES

        The quantities of natural gas and crude oil Proved Developed Reserves presented below include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions, at current prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of Proved Developed Reserves.

        The Company's net Proved Developed Reserves of oil and gas and the present values thereof at January 31, 2001 and 1999, and July 31, 2001, were estimated by Ramsey Property Management, Inc. These estimates were utilized in the preparation of the Company's consolidated financial statements for the applicable periods, and for other reporting purposes.

        Set forth below are estimates of the Company's net Proved Developed Reserves and the present value of estimated future net revenues from such Reserves based upon the standardized measure of discounted future net cash flows relating to proved oil and gas Reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69). The standardized measure of discounted future net cash flows is determined by using estimated quantities of Proved Developed Reserves and the periods in which they are expected to be developed and produced based on period-end economic conditions. The estimated future production is priced at period-end prices, except where fixed and determinable price escalations are provided by contract. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on period-end cost levels. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues by 10% per annum.

                                                                          JANUARY 31,              JULY 31,
                                                                  ----------------------------   ------------
                                                                      2000           2001            2001
                                                                  -------------  -------------   ------------
     Oil (Bbls).........................................                  8,909         11,676          8,218
     Price per Bbl of oil...............................           $      27.04   $      25.25    $     23.80
     Gas (Mcf)..........................................                730,441        760,143        700,813
     Price per Mcf of gas...............................           $       2.31   $      10.28    $      3.24
     Estimated future net cash inflows..................           $  1,439,089   $  7,008,916    $ 1,931,506

                                                                          JANUARY 31,              JULY 31,
                                                                  ----------------------------   ------------
                                                                      2000           2001            2001
                                                                  -------------  -------------   ------------
     Oil (Bbls).........................................                  8,909         11,676          8,218
     Price per Bbl of oil...............................           $      27.04   $      25.25    $     23.80
     Gas (Mcf)..........................................                730,441        760,143        700,813
     Present value of estimated future net cash flow,
       after income taxes (discounted at 10%
       per annum).......................................           $    547,246   $  2,429,385    $   711,545

        For further information on the Company's Reserves, costs relating to oil and gas activities and results of operations from producing activities, see "Energas Resources, Inc. Consolidated Financial Statements--Notes to Consolidated Financial Statements--Note 10. Supplemental Information about Oil and Gas Producing Activities (Unaudited)" appearing elsewhere in this Registration Statement.

        The determination of oil and gas Reserves is a complex and subjective process which is subject to continued revisions as additional information becomes available. Reserve estimates prepared by different engineers from the same data can vary widely. Therefore, the reserve data presented herein should not be construed as being exact. Any reserve estimate, especially when based upon volumetric calculations, depends in part on the quality of available data, engineering and geologic interpretation, and thus represents only an informed professional judgment. Subsequent reservoir performance may justify upward or downward revision of the estimate.

        In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this document represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based.

        In general, the volume of production from natural gas and oil properties owned by the Company declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. Volumes generated from future activities of the Company are therefore highly dependent upon the level of success in acquiring or finding additional reserves and the costs incurred in doing so.

        Reference should be made to "Note 10. Supplemental Oil and Gas Information" on pages F-11 through F-12 following the Consolidated Financial Statements included in this document for additional information pertaining to the Company's proved natural gas and oil reserves as of the end of each of the last two years. During the past year, the only report concerning the Company's estimated proved reserves that was filed with a U.S. federal agency other than the Commission is the Annual Survey of Domestic Oil and Gas Reserves and was filed with the Energy Information Administration ("EIA") as required by law. Only minor differences of less than 5% in reserve estimates, which were due to small variances in actual production versus year end estimates, have occurred in certain classifications reported in this document as compared to those in the EIA report.


                                        -15

DRILLING ACTIVITIES

        During the six months ended July 31, 2001, and the year ended January 31, 2001, the Company did not drill any wells. During the fiscal years indicated, the Company drilled or participated in the drilling of the following productive and nonproductive Exploratory and Development Wells:

                                                              YEAR ENDED JANUARY 31,
                                                       -------------------------------------    SIX MONTHS ENDED
                                                              2000               2001             JULY 31, 2001
                                                       ------------------  -----------------  ---------------------
                                                        GROSS      NET      GROSS      NET      GROSS        NET
                                                       --------  --------  --------  -------  ----------  ---------
Exploratory Wells(1):
  Productive:
    Oil.............................................      -         -         -         -         -           -
    Gas.............................................      -         -         -         -         -           -
  Nonproductive.....................................      3        1.5        -         -         -           -
Development Wells(1):
  Productive:
    Oil.............................................      -         -         -         -         -           -
    Gas.............................................      -         -         -         -         -           -
  Nonproductive.....................................      1        0.5        1        0.5        -           -
Total Wells(1):
  Productive:
    Oil.............................................      -         -         -         -         -           -
    Gas.............................................      -         -         -         -         -           -
  Nonproductive.....................................      4        2.0        1        0.5        -           -

------------------------
(1) Each well completed to more than one producing zone is counted as a single well. The Company has royalty interests in certain wells that are not included in this table.

OVERRIDING ROYALTY INTERESTS

        The Company does not own any Overriding Royalty Interests.

TITLE TO PROPERTIES

        Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Drilling title opinions are always prepared before commencement of drilling operations; however, as is customary in the industry.

OFFICE PROPERTIES

        In September 2001, the Company relocated its offices in 4,320 square feet on the third floor at 800 Northeast 63rd Street, Oklahoma City, Oklahoma. The office space is occupied under an unwritten lease, on a month-to-month basis, requiring rental payments of $3,420 per month. The building is owned by George G. Shaw, the Company's Chief Executive Officer and a Director.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents, as of October 5, 2001, information related to the beneficial ownership of our common stock of (i) each person who is known to us to be the beneficial owner of more than 5% thereof, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated, and there are no family relationships amongst our executive officers and directors, except that George G. Shaw is the father of
G. Scott Shaw. For purposes of the following table, the number of shares and percent of ownership of our common stock that the named person beneficially owns includes shares of our common stock that the person has the right to acquire on or before December 5, 2001 from exercise of stock options or otherwise and are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the number of shares beneficially owned and percent of common stock of any other named person.

                                                                                          SHARES       PERCENT OF
                                                                                       BENEFICIALLY   OUTSTANDING
NAME (AND ADDRESS) OF BENEFICIAL OWNER                                                   OWNED(1)     SHARES(1)(2)
--------------------------------------                                                 ------------  --------------
George G. Shaw(3)...................................................................      8,070,236         32.0%
    Third Floor, 800 Northeast 63rd Street
    Oklahoma City, Oklahoma 73105

Energas Pipeline Co., Inc.(3).......................................................      8,070,236         32.0%
    Third Floor, 800 Northeast 63rd Street
    Oklahoma City, Oklahoma 73105

Energas Corporation(3)..............................................................      8,070,236         32.0%
    Third Floor, 800 Northeast 63rd Street
    Oklahoma City, Oklahoma 73105

James H. Attarian, M.D.(4)..........................................................      3,410,450         12.9%
    230 East Main Street
    Mankato, Minnesota 56002-8674

Mankato Investments LLC (4).........................................................      3,410,450         12.9%
    230 East Main Street
    Mankato, Minnesota 56002-8674

Jurassic Capital LLC(4).............................................................      3,410,450         12.9%
    230 East Main Street
    Mankato, Minnesota 56002-8674

Clare LLC.(5).......................................................................      2,000,000          7.9%
    401 South LaSalle, Suite 302
    Chicago, Illinois 60605

Dennis P. Flynn (5).................................................................      2,000,000          7.9%
    401 South LaSalle, Suite 302
    Chicago, Illinois 60605

G. Scott Shaw.......................................................................         60,000            *%

David W. Young......................................................................             --           --%

Michael E. Dunn.....................................................................             --           --

Executive Officers and Directors as a group
    (five persons)(3)(4)............................................................     11,540,686         43.7%

------------------------
* The shares beneficially owned represent less than 1% of the outstanding shares.
(1) Shares not outstanding but deemed beneficially owned by virtue of the right of the named person to acquire the shares within 60 days of the above-mentioned date are treated as outstanding for determining the amount and percentage of common stock owned by the person. Based upon our knowledge, each named person has sole voting and sole investment power with respect to the shares shown except as noted, subject to community property laws, where applicable.

(2) The percentage shown was rounded to the nearest one-tenth of one percent, based upon 25,273,773 shares of common stock being outstanding.
(3) The beneficially owned shares and the percentage include (i) 2,444,916 shares held by Energas Corporation of which 1,759,680 of these shares are subject to a time-release escrow agreement, (ii) 3,460,320 shares held by Energas Pipeline Co., Inc. are subject to a time-based escrow agreement and (iii) 1,585,000 shares of common stock and 1,000,000 shares of common stock underlying stock options are held by Mr. Shaw. The shares held under the escrow agreements will be released from escrow in 12 six month installments commencing on March 21, 2002 (initially four installments of 290,000 shares of common stock followed by eight installments of 580,000 shares of common stock).
        Mr. Shaw controls Energas Corporation and Energas Pipeline Co., Inc.
(4) The beneficially owned shares and the percentage include (i) 1,405,675 shares of common stock and 775,675 shares of common stock underlying common stock purchase warrants held and exercisable by Mankato Investments LLC, (ii) 394,550 shares of common stock and 384,550 shares of common stock underlying common stock purchase warrants held by Jurassic Capital LLC, and (iii) 450,000 shares held by Dr.
        Attarian. Dr. Attarian controls Mankato Investments LLC and Jurassic Capital LLC.
(5)     Clare L.L.C. is controlled by Dennis P. Flynn.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Our executive officers are elected by our board of directors and serve at its discretion. Our bylaws authorize the board of directors to be constituted of not less than one and the number as our board of directors may determine by resolution or election. Our board of directors currently consists of four members.

                 NAME                                        AGE         POSITION
--------------------------------------                       ---         --------
George G. Shaw..........................................     71          President and Chief Executive Officer
                                                                         and Chairman of the Board
G. Scott Shaw...........................................     30          Vice President - Corporate Development,
                                                                         Secretary and Director
David W. Young..........................................     51          Chief Financial Officer
James H. Attarian, M.D.(1)..............................     41          Director
Michael E. Dunn(1)......................................     55          Director

------------------------
(1)      Member of the Audit Committee.

         The following is a brief description of the business background of the Company's executive officers and directors:

         GEORGE G. SHAW is the President, Chief Executive Officer and Chairman of the Board of directors of the Company and has held these positions since July 1991. Mr. Shaw is the President of Energas Corporation and its subsidiary Energas Pipeline Co., Inc., both privately held companies engaged in oil and gas exploration and gas gathering. Mr. Shaw is the father of G. Scott Shaw.

         G. SCOTT SHAW is the Vice President - Corporate Development and Secretary of the Company and has held this position since August 23, 1996. Mr. Shaw was graduated from Oklahoma State University in 1993 with a B.S. in Biology. Mr. Shaw is the son of George G. Shaw.

         DAVID W. YOUNG has held the position of Chief Financial Officer of the Company since April 1995. Mr. Young is a practicing accountant and was graduated from the University of Central Oklahoma in 1975, with a B.B.S. in accounting.

         JAMES H. ATTARIAN, M.D. became a director of the company in August 2001. Dr. Attarian is a practicing has been a member and practicing physician of Mankato Clinic since February 1994. He is the managing member of Mankato Investments LLC and Jurassic Capital LLC, both privately-held investment companies. Dr. Attarian received a B.S. in 1983 and a M.D. in 1987 from the University of Michigan.

         MICHAEL E. DUNN became a director of the Company in August 2001. Mr. Dunn has been a member, shareholder and the President of Dunn Swan & Cunningham, A Professional Corporation, since February 28, 1995. Since January 1999, Mr. Dunn has been a Director of Precis, Inc., a publicly-held company engaged in the offer and sale of consumer membership programs. From August 1994 until December 7, 1998, when acquired by The Kroll-O'Gara Company, Mr. Dunn served as a Director of Laboratory Specialists of America, Inc., a forensic drug testing company. From April 1980, he has been a shareholder and director of Zrenda Dunn & Swan and has served as President since April 1992. He has been the owner of the Woodlake Racquet Club, a recreational athletic club, since 1981. Mr. Dunn was graduated from the University of Oklahoma College of Law in 1972, and holds a B.B.S. in accounting and pursued graduate studies at the University of Oklahoma.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the compensation during the years ended January 31, 2001, 2000 and 1999, paid or accrued, of George G. Shaw, the Company's Chief Executive Officers during those years. None of the Company's executive officers received compensation in excess of $100,000 during the year ended January 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG-TERM
                                                                                                       COMPENSATION
                                                                                                          AWARDS
                                                                                                       ------------
                                                                            ANNUAL COMPENSATION(1)     COMMON STOCK
                                                              YEAR ENDED  -------------------------     UNDERLYING
NAME AND PRINCIPAL POSITION                                   JANUARY 31,   SALARY(2)      BONUS(3)      OPTIONS
---------------------------                                   -----------   ----------     --------    ------------
George G. Shaw................................................  2001           $33,000        $  --              --
  President and Chief Executive Officer                         2000           $33,000        $  --       1,000,000
                                                                1999           $33,000        $  --              --

------------------------
(1) The named executive officer received additional non-cash compensation, perquisites and other personal benefits; however, the aggregate amount and value thereof did not exceed 10% of the total annual salary and bonus paid to and accrued for the named executive officer during the year.
(2) Dollar value of base salary (both cash and non-cash) earned during the year.
(3)      Dollar value of bonus (both cash and non-cash) earned during the year.

AGGREGATE OPTION GRANTS AND EXERCISES IN YEAR ENDED JANUARY 31, 2001 AND YEAR-END OPTION VALUES

         During the year ended January 31, 2001, the Company did not grant any stock options to its executive officers. The following table sets forth information related to the number and value of options held by the named executive officer at January 31, 2001. During the year ended January 31, 2001, no options to purchase our common stock were exercised by the named executive officer.

                                                                                         VALUE OF UNEXERCISED
                                                        NUMBER OF UNEXERCISED                IN-THE-MONEY
                                                            OPTIONS AS OF                   OPTIONS AS OF
                                                          JANUARY 31, 2001               JANUARY 31, 2001(1)
                                                    ----------------------------    ----------------------------
NAME                                                EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                                -----------    -------------    -----------    -------------
George G. Shaw, President and Chief
    Executive Officer.............................   1,000,000          --              $--             $--

------------------------
(1) The closing sale price of the Company's common stock as reported on the Canadian Venture Exchange on January 31, 2001 was $0.25. The per-share value is calculated based on the applicable closing sale price per share, minus the exercise price, multiplied by the number of shares of common stock underlying the options. Because the exercise price of the stock options exceeded the closing sale price of the Company's common stock on January 31, 2001, the options did not have any value on January 31, 2001 and expired on August 24, 2001.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by the provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminates the monetary liability of its directors for a breach of their fiduciary duty as directors. However, these provisions do not eliminate our director's liability (i) for a breach of the director's duty of loyalty to us or our shareholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Act, or for any transaction from which the director derived an improper personal benefit.

         In addition, these provisions do not eliminate liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its shareholders, in appropriate circumstances, to seek equitable remedies including injunctive or other forms of non-monetary relief. These remedies may not be effective in all cases.

         The Company's bylaws require the Company to indemnify its directors and officers. Under these provisions, when an individual in his or her capacity as an officer or a director is made or threatened to be made, a party to any suit or proceeding, the individual may be indemnified if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the Company's best interest. These bylaws further provide that this indemnification is not exclusive of any other rights to which the individual may be entitled. Insofar as indemnification for liabilities arising under these bylaws or otherwise may be permitted to the Company's directors and officers, the Company has been advised that in the opinion of the Securities and Exchange Commission indemnification for securities law violations is against public policy and is, therefore, unenforceable.

LACK OF EMPLOYMENT AGREEMENTS AND KEYMAN INSURANCE

         We do not have employment agreements with our employees. We do not maintain any keyman insurance on the life or in the event of disability of our executive officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Described below is a description of transactions the Company entered into with its officers, directors, and shareholders during the six months ended July 31, 2001 and the years ended January 31, 2001 and 2000. These transactions may continue in effect and may result in conflicts of interest between the Company and these individuals. Although these persons have fiduciary duties to the Company and its shareholders, there can be no assurance that conflicts of interest will always be resolved in favor of Company and its shareholders.

      For legal services performed, the Company was billed during the six months ended July 31, 2001 and the years ended January 31, 2001 and 2000, $15,335, $75,521 and $37,262, respectively, by Lang Michener Lawrence & Shaw. Larry S. Hughes, a former Director of the Company, is a member of Lang Michener Lawrence & Shaw.

      On December 21, 2000, Mankato Investments LLC purchased 275,675 shares of common stock and common stock purchase warrants exercisable for the purchase of 275,675 shares of common stock for $.49 per share on or before December 21, 2002. The Company received proceeds from this sale of $90,000. Furthermore, on April 7, 2001, Jurassic Capital LLC purchased 384,550 shares of common stock and common stock purchase warrants exercisable for the purchase of 384,550 shares of common stock for $.30 per share on or before April 11, 2003. The Company received proceeds from this sale of [convert the $115,365 to US currency]. Mankato Investments LLC and Jurassic Capital LLC are controlled by James H. Attarian as the managing member.

      George G. Shaw, the Company's Chief executive Officer and a Director, has made non-interest bearing loans to the Company without fixed terms for repayment. At July 31, 2001, the aggregate amount of these loans were $423,484. It is anticipated that these loans will be repaid with funds from operations; however, there is no assurance that cash flows from operations will permit repayment in the near term. Furthermore, in September 2000, the Company relocated its offices to the third floor, 800 Northeast 63rd Street, Oklahoma City, Oklahoma. The office space is occupied under an unwritten month-to-month lease requiring rental payments of $3,420 per month to Mr. Shaw, the owner of the building. During the year ended January 31, 2001 and the six months ended July 31, 2001, the Company paid rent of $56,860 and $20,520, respectively. In addition, Mr. Shaw owns Energas Pipeline Company that operates the natural gas gathering system to which the Company's four wells in Atoka County, Oklahoma are connected. During the six months ended July 31, 2001, and the year ended January 31, 2001 and 2000, Energas Pipeline Company received $6,622, $12,466 and $15,454, respectively, for its services in operating the gathering system.

ITEM 8.  LEGAL PROCEEDINGS

      From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any pending legal proceedings.

ITEM 9.  MARKET PRICE FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

      The Company's common stock is traded listed on the Canadian Venture Exchange under the symbol EEG. The closing sale prices reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and may not reflect actual transactions. The following table sets forth the high and low sale prices of our common stock in U.S. currency during the calendar quarters presented as reported by the Canadian Venture Exchange.

                                                                                                CLOSING SALE PRICE
                                                                                                   COMMON STOCK
                                                                                              ---------------------
QUARTER ENDED                                                                                     HIGH      LOW
-------------                                                                                 --------   ----------
Fiscal year ending January 31, 2002 -
    July 31, 2001.........................................................................     $  0.36     $   0.32
    April 30, 2001........................................................................     $  0.20     $   0.18

Fiscal year ended January 31, 2001
    January 31, 2001......................................................................     $  0.25     $   0.25
    October 30, 2000......................................................................     $  0.35     $   0.32
    July 31, 2000.........................................................................     $  0.65     $   0.45
    April 30, 2000........................................................................     $  0.26     $   0.26

Fiscal year ended January 31, 2000
    January 31, 2000......................................................................     $  0.34     $   0.30
    October 30, 1999......................................................................     $  0.41     $   0.35
    July 31, 1999.........................................................................     $  0.29     $   0.29

                                                                                                CLOSING SALE PRICE
                                                                                                   COMMON STOCK
                                                                                              ---------------------
QUARTER ENDED                                                                                     HIGH      LOW
-------------                                                                                 --------   ----------
    April 30, 1999........................................................................     $  0.27     $   0.26


      On October 5, 2001, the closing sale price of the common stock as quoted on the Canadian Venture Exchange was $0.18. On March 26, 2001, there were approximately 873 holders of the Company's common stock.

      The market price of our common stock is subject to significant fluctuations in response to, and may be adversely affected by (i) variations in quarterly operating results, (ii) changes in earnings estimates by analysts, (iii) developments in the oil and gas industry generally and more particularly within the geographically and geological areas that the Company owns and operates properties, and (iv) general stock market conditions.

      Within the United States, the Company's common stock is subject to the "penny stock" rules. The penny stock trading rules will impose additional duties and responsibilities upon broker-dealers and salespersons recommending the purchase or sale of a penny stock. Required compliance with these rules will materially limit or restrict the ability to resell our common stock, and the liquidity typically associated with other publicly traded stocks may not exist.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

      On December 21, 2000, Mankato Investments LLC purchased 275,675 shares of common stock and common stock purchase warrants exercisable for the purchase of 275,675 shares of common stock for $.49 per share on or before December 21, 2002. The Company received proceeds from this sale of $69,000. Furthermore, on April 7, 2001, Jurassic Capital LLC purchased 384,550 shares of common stock and common stock purchase warrants exercisable for the purchase of 384,550 shares of common stock for $.30 per share on or before April 11, 2003. The Company received proceeds from this sale of $115,365. Mankato Investments LLC and Jurassic Capital LLC are controlled by James H. Attarian as the managing member.

      On July 18, 2001, Clare LLC purchased 2,000,000 shares of common stock for which the Company received $400,000. Clare LLC is controlled by Dennis P. Flynn as the managing member. In connection with the sale of the common stock to Clare LLC, the Company agreed to file a registration statement under the Securities Act of 1933, as amended, on or before October 18, 2001 to register the shares of common stock, and to maintain such registration until either the shares are sold or become eligible for sale without registration pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

      The Company relied on Rule 506 of Regulation D promulgated under and Sections 4(2) of the Securities Act of 1933, as amended, for exemption from the registration requirements of the Act as well as applicable state securities laws. Each purchaser of the common stock and warrants was furnished information concerning the Company's operations, and each had the opportunity to verify the information supplied. Additionally, the Company obtained a signed representation from each of the above named persons in connection with the offer of the common stock and warrants of his, her or its intent to acquire the common stock and warrants for the purpose of investment only, and not with a view toward the subsequent distribution thereof each of the certificates representing. The certificates evidencing the common stock and warrants were stamped with a legend restricting transfer of the securities represented thereby, and the Company issued stop transfer instructions to its transfer agent and registrar of the common stock. No commissions were paid on any of the above purchase transactions.

ITEM 11.  DESCRIPTION OF SECURITIES

      The Company is a Delaware corporation. Pursuant to its Certificate of Incorporation, the Company is authorized to issue up to 120,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $.001 par value per share, and 20,000,000 shares of preferred stock, $.001 par value per share.

      The following description of certain matters relating to the Company's common stock and preferred stock is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and bylaws, which have been filed as exhibits to this Registration Statement.

COMMON STOCK

      The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:

o the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

o the right to share ratably in all assets available for distribution to the Common Stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

o the right to one vote per share on matters submitted to a vote by our common stock shareholders;

o no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

o no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of the outstanding preferred stock and entitled to vote with the holders of the common stock. All of the outstanding shares of the Company's common stock is fully paid and non-assessable.

PREFERRED STOCK

      The Company's authorized preferred stock may be issued from time to time in one or more series. The Company's board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. The Company believes that having a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, the common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect

o     the voting power of the  holders of our then outstanding common stock,

o the likelihood that the holders will receive dividend payments and payments upon liquidation, and

o could have the effect of delaying or preventing a change in shareholder and management control.

      The Company's ability to issue preferred stock may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's board of directors rather than pursue non-negotiated takeover attempts. The Company believes that the benefits of having the ability to issue preferred stock outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. In some circumstances, the preferred stock could be issued and have the effect of preventing or discouraging a third party from acquiring large blocks of the common stock within a short period or attempting to obtain control of us, even though the attempt might be beneficial to our preferred and shareholders. Accordingly, the Company's preferred and common shareholders could be deprived of the opportunities to sell their shares of stock at a higher market price than might otherwise be the case.

TRANSFER AGENT AND REGISTRAR

      Pacific Corp. Trust Co. is the registrar and transfer agent of our common stock, with a mailing address of 625 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2B8.

SHAREHOLDER ACTION

      Under our bylaws, the affirmative vote of the holders of a majority of our outstanding shares of the common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the common stock, except as otherwise provided by the Delaware General Corporation Law.

      Under the Delaware General Corporation Law, the Company's shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's bylaws require it to indemnify its directors and officers. Under these provisions, when an individual in his or her capacity as an officer or a director is made or threatened to be made a party to any suit or proceeding, the individual may be indemnified if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest. The Company's bylaws further provide that this indemnification is not exclusive of any other rights to which the individual may be entitled. Insofar as indemnification pursuant to the Company's bylaws or otherwise may be permitted to our directors and officers for liabilities arising under the securities laws, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy and is, therefore, unenforceable.

ITEM 13.  FINANCIAL STATEMENTS

      The Company's financial statements which are prepared in accordance with Regulation S-B begin on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      Since February 1, 1999 to the date of this Registration Statement, the Company's independent accountants have neither resigned nor been dismissed by the Company.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT NO.          DESCRIPTION OF EXHIBIT
-----------          ----------------------
      3.1   Registrant's Certificate of Incorporation.

      3.2   Registrant's Bylaws.

      3.3   Registrant's Certificate of Domestication.



                                        -24-

      4.1   Form of Certificate of Common Stock of Registrant.

      4.2   Warrant Agreement, dated September 10, 1999, between Registrant and
            MEDICOMP.

      4.3   Warrant Agreement, dated October 8, 1999, between Registrant and
            Mankato Investments, LLC.

      4.4   Warrant Agreement, dated December 13, 2000, between Registrant and
            Mankato Investments, LLC.

      4.5   Warrant Agreement, dated March 5, 2001, between Registrant and
            Jurassic Capital LLC.

      4.6   Escrow Amendment Agreement amongst Registrant, Pacific Corporate
            Trust Company, Energas Corporation and Energas Pipeline Company.

      4.7   Escrow Agreement, dated September 20, 1991, amongst Registrant,
            Pacific Corporate Trust Company, Energas Corporation and Energas
            Pipeline Company.

      4.8   Registration Rights Agreement, dated July 18, 2001, between
            Registrant and Clare, LLC.

      4.9   Escrow Amendment Agreement, dated April 13, 1994, amongst
            Registrant, Pacific Corporate Trust Company, Energas Corporation and
            Energas Pipeline Company.

      10.1  Stock Purchase Agreement, dated August 26, 2000, amongst Registrant,
            Larry G. Jordan, Jim and Billie Baker, Keith D. Menees, Willard L.
            and Jeanne O'Daniel, James W. and Lavada Greer Living Trust, Jack
            Marie Sellers, and Mark R. Hoy.

      10.2 Amendment to Stock Purchase Agreement, dated September 23, 2000, amongst Registrant, Larry G. Jordan, Jim and Billie Baker, Keith D.
            Menees, Willard L. and Jeanne O'Daniel, James W. and Lavada Greer
            Living Trust, Jack Marie Sellers, and Mark R. Hoy.

      10.3  Second Amendment to Stock Purchase Agreement, dated October 30,
            2000, amongst Registrant, Larry G. Jordan, Jim and Billie Baker,
            Keith D. Menees, Willard L. and Jeanne O'Daniel, James W. and Lavada
            Greer Living Trust, Jack Marie Sellers, and Mark R. Hoy.

      10.4 Third Amendment to Stock Purchase Agreement, dated November 8, 2000, amongst Registrant, Larry G. Jordan, Jim and Billie Baker, Keith D.
            Menees, Willard L. and Jeanne O'Daniel, James W. and Lavada Greer
            Living Trust, Jack Marie Sellers, and Mark R. Hoy.

      10.5  Escrow Agreement, dated November 8, 2000, amongst Registrant,
            BancFirst, Larry G. Jordan, Jim and Billie Baker, Keith D. Menees,
            Willard L. and Jeanne O'Daniel, James W. and Lavada Greer Living
            Trust, Jack Marie Sellers, Mark R. Hoy and First Natural Gas, Inc.

      10.6  Form of Promissory Note issued to Larry G. Jordan, Jim and Billie
            Baker, Keith D. Menees, Willard L. and Jeanne O'Daniel, James W. and
            Lavada Greer Living Trust, Jack Marie Sellers, and Mark R. Hoy.

      10.7  Gas Purchase Agreement, dated March 1, 1991 between Registrant and
            Energas Pipeline Company.

      10.8  Gas Purchase Agreement, dated March 1, 1991 between Registrant and
            Energas Pipeline Company.


                                        -25-

      10.9  Gas Gathering Agreement, dated July 1, 1992 between Energas Pipeline
            Company, Inc. and A. T. Gas Gathering Systems, Inc.

      10.10 Gas Purchase Agreement, dated February 13, 1997, between Panenergy
            Field Services, Inc. and Energas Pipeline Company.

      10.11 Gas Purchase Agreement, date October 1, 1999, between Registrant and
            Ozark Gas Gathering, L. L. C.

      10.12 Letter agreement, dated December 30, 1996, between Registrant and
            Conoco, Inc.

      21    Registrant's subsidiaries.

SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENERGAS RESOURCES, INC.
                                        (Registrant)

                                        By: /s/GEORGE G. SHAW
                                           -------------------------------------
Date: October 12, 2001                  George G. Shaw
                                        President and Chief Executive Officer

                                        By: /s/DAVID W. YOUNG
                                           -------------------------------------
Date: October 12, 2001                           David W. Young
                                                 Chief Financial Officer

                             ENERGAS RESOURCES, INC.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.................................................................................   F-1

Consolidated Statements of Earnings and Deficit for the fiscal years
      ended January 31, 2001, 2000 and 1999..................................................................   F-2

Consolidated Balance Sheets as of January 31, 2001 and 2000..................................................   F-3

Consolidated Statements of Stockholders' Equity for the fiscal years
      ended January 31, 2001, 2000 and 1999..................................................................   F-4

Consolidated Statements of Cash Flows for the fiscal years
      ended January 31, 2001, 2000 and 1999..................................................................   F-5

Notes to Consolidated Financial Statements for the fiscal years
      ended January 31, 2001, 2000 and 1999..................................................................   F-6

Consolidated Statements of Earnings and Deficit (Unaudited) for the six months and three months ended July 31, 2001 and 2000..............................................................  F-13

Consolidated Balance Sheets (Unaudited) as of July 31, 2001 and January 31, 2000.............................  F-14

Consolidated Statements of Cash Flows (Unaudited) for the six months and three months ended July 31, 2001 and 2000..............................................................  F-15

Notes to Consolidated Financial Statements (Unaudited) for the six months ended July 31, 2001 .................F-16

                               BEDFORD CURRY & CO.
                              CHARTERED ACCOUNTANTS



                          INDEPENDENT AUDITORS' REPORT










To the Shareholders of Energas Resources Inc.

We have audited the consolidated balance sheets of Energas Resources Inc. as at January 31, 2001 and 2000 and the consolidated statements of earnings and deficit, stockholders' equity and cash flows for the years ended January 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended January 31, 2001, 2000 and 1999 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated sufficient cash flows from operations and has suffered operating losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, British Columbia, Canada                          BEDFORD CURRY & CO.
May 22, 2001 (except for Note 9 which                      CHARTERED ACCOUNTANTS
is as of May 31, 2001)

ENERGAS RESOURCES INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                                                         IN U.S. DOLLARS

                                                                        2001              2000             1999
-------------------------------------------------------------------------------------------------------------------
REVENUE

Oil and gas sales                                                $      141,689            81,931           92,415
Pipeline revenue                                                         14,792            15,323           15,588
-------------------------------------------------------------------------------------------------------------------
                                                                        156,481            97,254          108,003

EXPENSES

Salaries and benefits                                                   281,710           310,510          319,372
Depreciation and depletion                                              103,789           185,095           47,911
Legal and accounting                                                     34,334            40,923          107,131
Rent                                                                     54,452            65,101           61,397
Business investigation costs                                             50,000                 -                -
Oil and gas production                                                   27,765            32,287           31,198
Consulting                                                               27,500            30,000           82,076
Office and general                                                       22,906            13,995           27,086
Travel and promotion                                                     21,771            17,538           29,806
Telephone                                                                18,478            16,534           20,144
Regulatory fees                                                           4,074             4,614            5,391
Pipeline costs                                                            3,283             4,692            4,684
Shareholder relations                                                       918             1,033            2,492
-------------------------------------------------------------------------------------------------------------------
                                                                        650,980           722,322          738,688
-------------------------------------------------------------------------------------------------------------------
Loss before other items                                                (494,499)         (625,068)        (630,685)

OTHER ITEMS

Gain on settlement of debt                                                    -            49,930                -
Write-down of oil and gas properties                                          -                 -         (222,108)
-------------------------------------------------------------------------------------------------------------------
NET LOSS                                                               (494,499)         (575,138)        (852,793)

Deficit, beginning of year                                           (5,727,976)       (5,152,838)      (4,300,045)
-------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                              $  (6,222,475)       (5,727,976)      (5,152,838)
===================================================================================================================
LOSS PER SHARE - BASIC                                            $       (0.02)            (0.02)           (0.04)
===================================================================================================================

                            See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

JANUARY 31, 2001 AND 2000                                                                           IN U.S. DOLLARS


                                                                                          2001             2000
-------------------------------------------------------------------------------------------------------------------
ASSETS

Current
    Cash                                                                           $       22,547            2,152
    Accounts receivable                                                                   126,389           24,208
    Prepaid expenses                                                                        2,419            6,353
-------------------------------------------------------------------------------------------------------------------
                                                                                          151,355           32,713

Investment in First Natural Gas, Inc. [NOTE 9]                                             51,190                -
Property and equipment [NOTE 3]                                                         1,621,340        1,728,857
-------------------------------------------------------------------------------------------------------------------
                                                                                   $    1,823,885        1,761,570
===================================================================================================================
LIABILITIES

Current
    Accounts payable                                                               $      119,726           42,944
    Loan payable                                                                           25,000                -
    Current portion of bank loan                                                                -            3,694
-------------------------------------------------------------------------------------------------------------------
                                                                                          144,726           46,638

Loans payable [NOTE 4]                                                                    361,047          300,000
Due to shareholder [NOTE 5]                                                               847,748          526,338
-------------------------------------------------------------------------------------------------------------------
                                                                                        1,353,521          872,976
SHAREHOLDERS' EQUITY

Share capital [NOTE 6]                                                                  6,692,839        6,616,570
Deficit                                                                                (6,222,475)      (5,727,976)
-------------------------------------------------------------------------------------------------------------------
                                                                                          470,364          888,594
-------------------------------------------------------------------------------------------------------------------
                                                                                   $    1,823,885        1,761,570
===================================================================================================================

                            See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                                                         IN U.S. DOLLARS


-------------------------------------------------------------------------------------------------------------------
                                                          Common Stock                Accumulated
                                                     Shares           Amount            Deficit           TOTAL
-------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                           20,764,678   $    6,298,064    $  (4,300,045)    $   1,998,019

1999
Common stock issued for:
    Options excercised                                  50,000           18,150                -            18,150
Net loss                                                     -                          (852,793)         (852,793)
-------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1999                           20,814,678   $    6,316,214       (5,152,838)        1,163,376

2000
Common stock issued for:
    Settlement of debt                                 808,800          198,970                -           198,970
    Private placement                                  500,000          101,386                -           101,386
Net loss                                                     -                -         (575,138)         (575,138)
-------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2000                           22,123,478        6,616,570       (5,727,976)          888,594

2001
Common stock issued for:
    Private placement                                  275,675           60,350                -            60,350
    Warrants exercised                                  60,000           15,919                -            15,919
Net loss                                                     -                -         (494,499)         (494,499)
-------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 2001                           22,459,153   $    6,692,839    $  (6,222,475)    $     470,364
===================================================================================================================

                            See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                                                         IN U.S. DOLLARS


                                                                        2001              2000             1999
-------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net loss                                                         $     (494,499)         (575,138)        (852,793)
Add items not involving cash:
    Depreciation and depletion                                          103,789           185,095           47,911
    Write-down of oil and gas properties                                      -                 -          222,108
    Gain on settlement of debt                                                -           (49,930)               -
-------------------------------------------------------------------------------------------------------------------
                                                                       (390,710)         (439,973)        (582,774)
Change in non-cash working capital balances related to operations:
    Increase (decrease) in accounts payable                              75,585           (50,111)           7,597
    Decrease in prepaid expenses                                          3,934               254           41,793
    Decrease (increase) in accounts receivable                         (102,181)           (7,907)          79,175
-------------------------------------------------------------------------------------------------------------------
                                                                       (413,372)         (497,737)        (454,209)
FINANCING

Shares issued for:
    Private placement                                                    60,350           101,386                -
    Warrants                                                             15,919                 -                -
    Options                                                                   -                 -           18,141
Increase in advances from shareholder                                   321,410           233,533          249,609
Increase in loans payable                                                86,047           364,917          202,444
Repayment of bank loan                                                  (3,694)           (5,460)           (4,219)
-------------------------------------------------------------------------------------------------------------------
                                                                        480,032           694,376          465,975

INVESTING

Purchase of equipment                                                    (5,075)           (1,701)         (25,147)
Proceeds on disposal of oil and gas properties                           10,000                 -          407,129
Exploration expenditures and acquisitions of oil and gas properties           -          (214,707)        (411,009)
Investment in First Natural Gas, Inc.                                   (51,190)                -                -
-------------------------------------------------------------------------------------------------------------------
                                                                        (46,265)         (216,408)         (29,027)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                              20,395           (19,769)         (17,261)

Cash, beginning of year                                                   2,152            21,921           39,182
-------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                $       22,547             2,152           21,921
===================================================================================================================

                            See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2001, 2000 AND 199                       IN U.S. DOLLARS


1.  NATURE OF OPERATIONS
--------------------------------------------------------------------------------
Energas Resources Inc., incorporated in British Columbia, Canada is a public company listed on the Canadian Venture Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

Although the Company has taken steps to verify title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and title may be affected by undetected defects.

The Company is in the process of developing its petroleum and natural gas properties and as of January 31, 2001 had working capital of $6,629 (2000:
$13,925 deficiency) and incurred an operating loss of $494,499 (2000:
$575,138), for the years then ended. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect of any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, A.T. Gas Gathering Systems, Inc., a company incorporated in the State of Oklahoma, U.S.A.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Oil and natural gas revenue is recognized when products are sold to customers.

PETROLEUM AND NATURAL GAS PROPERTIES - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer. For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content.

ENERGAS RESOURCES INC.

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                      IN U.S. DOLLARS

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------
In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves. The carrying value of the properties is compared annually to estimated future net cash flows from production or proven reserves. Future net cash flow is estimated using undiscounted value of future net revenues from proven reserves, based on current prices and costs, less estimated future site restoration costs, general and administrative expenses, financing costs, and income taxes.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, except where such a disposal would alter the depletion rate by 20% or more.

EQUIPMENT - Equipment is recorded at cost and depreciated on the declining balance basis at the following rates:

          Computer equipment               30%
          Truck                            30%
          Office equipment                 20%
          Computer software               100%

Pipeline is recorded at cost and depreciated using the straight line method over a period of 6 years.

FINANCIAL INSTRUMENTS - The Company's financial instruments consist of cash, accounts receivable, accounts payable, loans payable, and amounts due to shareholder.

Amounts due to shareholder and loans payable are interest free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

FOREIGN CURRENCY TRANSLATION - Foreign currency is translated in accordance with Statement of Financial Accounting Standards No. 52, which provides the criteria for determining the functional currency for entities operating in foreign countries. The Company has determined its functional currency is the United States (U.S.) dollar since substantially all of its operations are in U.S. dollars. Financial statements of previous periods presented in Canadian dollars have been translated to US dollars as follows: at rates prevailing during the year for revenue and expense items; at year-end rates for assets and liabilities except for fixed assets and prepaid expenses which are translated at the rate in effect at the time of their acquisition. The net effects of currency translations were not material in any period.

EARNINGS PER SHARE - The Company follows SFAS No. 128, Earnings per Share, for computing and presenting earnings per share, which requires, among other things, dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities, options or warrants were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity.

STOCK-BASED COMPENSATION - The Company has a stock-based compensation plan, which is described in note 6. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

ENERGAS RESOURCES INC.

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                      IN U.S. DOLLARS


2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------
INCOME TAXES - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future timing differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

RECENT PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133,
Accounting for Derivative Instruments and Hedging Activities. This statement, as amended by SFAS No. 137 and SFAS No. 138, establishes standards of accounting for and disclosures of derivative instruments and hedging activities. This statement requires all derivative instruments to be carried on the balance sheet at fair value and is effective for the Company beginning February 1, 2000. The adoption of SFAS No. 133 is not expected to have any material impact on its financial position, results of operations or cash flows.

3.  PROPERTY AND EQUIPMENT
------------------------------------------------------------------------------------------------------------------
                                                                     Accumulated              Net Book Value
                                                       Cost    Depreciation/Depletion     2001             2000
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties            $    1,969,024          367,949         1,601,075        1,698,996
Computer equipment                                      24,554           17,225             7,329            7,599
Truck                                                   24,120           19,197             4,923            7,033
Pipeline                                                24,750           20,625             4,125           12,375
Office equipment                                         7,153            4,465             2,688            2,854
Computer software                                        2,400            1,200             1,200                -
------------------------------------------------------------------------------------------------------------------
                                                $    2,052,001          430,661         1,621,340        1,728,857
==================================================================================================================

4.  LOANS PAYABLE
--------------------------------------------------------------------------------
On February 13, 1999 the Company entered into a loan agreement to borrow US $300,000. The loan is non-interest bearing and repayable on the earlier of 3 years from the date the funds were advanced or 30 days after the funds have been utilized for pre-drilling costs on 10 separate oil and gas prospects and initial test wells have been commenced on each prospect. In the event the loan is not repaid on its due date, interest at 12% per annum will become chargeable.

In consideration for the loan the Company will render a 10% working interest in certain prospects and has issued 50,000 share purchase warrants. On January 18, 2001 the 50,000 warrants expired.

During the year the Company received advances of US $60,000. The advances are secured by a promissory note which is non-interest bearing and due May 13, 2002.

ENERGAS RESOURCES INC.

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                      IN U.S. DOLLARS


5.  DUE TO SHAREHOLDER
--------------------------------------------------------------------------------
Amounts due to shareholder represent advances that are non-interest bearing with no fixed terms of repayment. While the loan has no terms of repayment, the shareholder has indicated it will not require repayment within the next fiscal year.

6.  SHARE CAPITAL
--------------------------------------------------------------------------------
The Company has authorized share capital of 100,000,000 common shares without par value. The issued share capital is as follows:



                                                                 2001                                2000
                                                        NUMBER           AMOUNT            Number           Amount
------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                          22,123,478   $    6,616,570        20,814,678    $   6,316,214
Shares issued for:
    Private placement net of legal costs               275,675           60,350           500,000          101,386
    Warrants exercised net of legal costs               60,000           15,919                -                 -
    Settlement of debt                                       -                -           808,800          198,970
------------------------------------------------------------------------------------------------------------------

Balance, end of year                                22,459,153   $    6,692,839        22,123,478    $   6,616,570
==================================================================================================================


SHARES HELD IN ESCROW - A total of 5,800,000 (2000: 5,800,000) shares are held in escrow, subject to release only with regulatory approval.

OPTIONS AND WARRANTS - The Company has issued stock options to directors and employees and stock warrants as follows:



-------------------------------------------------------------------------------------------------------------------

                         Outstanding         Granted         Exercised        OUTSTANDING
           Exercise      January 31,           or               or            JANUARY 31,
            Price           2000           (Cancelled)        Expired            2001                   Expiry date
-------------------------------------------------------------------------------------------------------------------
Options:
            $ 0.25        1,835,000                  -               -         1,835,000            August 24, 2001
Warrants:
            $ 0.41           50,000                  -         (50,000)                                           -
            $ 0.41           60,000                  -         (60,000)                                           -
            $0.345          500,000                  -               -           500,000           October 13, 2001
            $ 0.41           50,000                  -               -            50,000           October 22, 2001
            $ 0.47                -             25,000               -            25,000            August 31, 2001
            $ 0.49                -            275,675               -           275,675          December 21, 2002
===================================================================================================================


ENERGAS RESOURCES INC.

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                      IN U.S. DOLLARS


6.  SHARE CAPITAL (CONTINUED)
--------------------------------------------------------------------------------
STOCK BASED COMPENSATION - The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options granted to employees and officers and accordingly no compensation cost has been recognized. Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with the Financial Accounting Standards Board Statements No. 123, "Accounting for Stock-Based Compensation", the following adjustments would be necessary:



For years ended January 31,                                           2001                2000             1999
------------------------------------------------------------------------------------------------------------------
Net loss                                                         $    (494,499)         (575,138)        (852,793)
Compensation cost                                                            -          (110,100)               -
------------------------------------------------------------------------------------------------------------------

Pro forma net loss                                               $    (494,499)         (685,238)        (852,793)
==================================================================================================================

Pro forma loss per share                                         $       (0.03)            (0.03)               -
==================================================================================================================


The fair value of the stock-based compensation has been estimated at the grant date using the Black-Scholes option pricing model under the following assumptions:



                                                                        2001              2000             1999
-------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                    5.75%            5.25%              6.0%
Dividend yield                                                                0%               0%                0%
Expected volatility                                                          90%              90%               90%
Expected life                                                            2 years          2 years           2 years
===================================================================================================================


7.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------
During the year the Company had the following transactions with directors and shareholders or companies controlled by them:



                                                                                          2001             2000
------------------------------------------------------------------------------------------------------------------
Management salaries                                                                $      137,807          164,258
==================================================================================================================

Oil and gas and pipeline revenues                                                  $      207,824          117,555
==================================================================================================================

Oil and gas production and pipeline costs                                          $       32,657           39,230
==================================================================================================================

Capitalized exploration expenditures                                               $            -          246,570
==================================================================================================================


The amount due to shareholder is due to a company controlled by a director of the Company. See Note 5.

ENERGAS RESOURCES INC.

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                      IN U.S. DOLLARS


8.  INCOME TAXES
--------------------------------------------------------------------------------
The Company has non-capital loss carry-forwards and allowances in respect of resource development costs which are available, subject to certain restrictions, to be offset against future taxable income. No future benefit of these losses or allowances has been recognized in these financial statements as the Company believes that more likely than not the carryfowards will expire unused. According, the potential tax benefits of the losses are offset by a valuation allowance of the same amount.

9.  SUBSEQUENT EVENTS
--------------------------------------------------------------------------------
ACQUISITION OF FIRST NATURAL GAS, INC. - By an agreement dated August 26, 2000, as subsequently amended, the Company agreed to purchase 100% of the outstanding shares of First Natural Gas, Inc. ("First Natural") by issuing US $600,000 in convertible promissory notes. The notes will be repayable 12 months after they are delivered to the shareholders of First Natural and bear interest at 10%, per year payable monthly. The notes can be converted 45 days after their issuance at a rate of US $2 per common share of the Company. First Natural is an Oklahoma public utility. On May 31, 2001, the transaction was approved by the Oklahoma Corporation Commission.

As of January 31, 2001 the Company had capitalized certain legal costs relating to the acquisition of First Natural.

PRIVATE PLACEMENT - On April 11, 2001 the Company issued 384,550 units for proceeds of $115,365. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 for a two-year period.

10.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
The estimates of proved oil and gas reserves represent interests owned by the Company, which are located in the United States. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainly to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Disclosures of oil and gas reserves are based on estimates prepared by independent engineering consultants, Ramsey Property Management, Inc. as of January 31, 2000 and 2001. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures.

Set forth below are estimates of the Company's net Proved Developed Reserves and the present value of estimated future net revenues from such Reserves based upon the standardized measure of discounted future net cash relating to proved oil and gas Reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" The standardized measure of discounted future net cash flows is determined by using estimated quantities of Proved Developed Reserves and the periods in which they are expected to be developed and produced based on period-end economic conditions. The estimated future production is priced at period-end prices, except where fixed and determinable price escalations are provided by contract. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on period-end cost levels. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead or interest expense. Present values were computer by discounting future net revenues by 10% per annum.

ENERGAS RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

YEARS ENDED JANUARY 31, 2001, 2000 AND 1999                      IN U.S. DOLLARS



                                                                                          2001             2000
------------------------------------------------------------------------------------------------------------------
Oil (Bbls)                                                                                   8,909           11,676
Price per Bbl of oil                                                                $        27.04    $       25.25
Gas (Mcf)                                                                                  730,441          760,143
Price per Mcf of gas                                                                $         2.31    $       10.28
===================================================================================================================

Estimated future net cash inflows                                                   $    1,439,089    $   7,008,916
===================================================================================================================

Present value of estimate future net cash flow after income tax (discounted at 10%) $      547,246    $   2,429,385
===================================================================================================================


ENERGAS RESOURCES INC.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT (UNAUDITED)



----------------------------------------------------------------------------------------------------------------------
                                                                                        SIX MONTHS ENDING JULY 31
                                                                                        2001                  2000
----------------------------------------------------------------------------------------------------------------------
REVENUE:
         Oil and Gas Production                                                         67,459                  65,259

         Pipeline Revenue                                                                7,875                   6,546

         Other Revenue                                                                       -                       -


----------------------------------------------------------------------------------------------------------------------
                                                                                   $    75,334             $    71,805

EXPENSES:
         Salaries and Benefits                                                         149,345                 119,132
         Depreciation & Depletion                                                       31,859                  69,219
         Travel and Promotion                                                            3,762                   8,520
         Rent                                                                           24,660                  37,410
         Telephone                                                                       9,715                   9,685
         Office and General                                                             25,611                  25,856
         Agency and Regulatory Fees                                                      2,508                   1,791
         Legal and Accounting                                                           14,627                  17,353
         Consulting                                                                     24,606                  12,500
         Shareholder Relations                                                          10,222                     957
         Pipeline Cost                                                                   1,542                   1,668
         Oil and Gas Production                                                         15,055                  25,852
----------------------------------------------------------------------------------------------------------------------
                                                                                   $   313,512             $   329,943
----------------------------------------------------------------------------------------------------------------------
                                                                                   $  (238,178)            $  (258,138)
         Dry Hole Cost & Abandoned Oil and Gas                                               -                       -
----------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                           $  (238,178)            $  (258,138)

DEFICIT, BEGINNING OF PERIOD                                                       $(6,222,475)            $(5,727,976)
----------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                                             $(6,460,653)            $(5,986,114)

======================================================================================================================

EARNINGS (LOSS) PER SHARE                                                                (0.01)                   (.01)
======================================================================================================================


                               Prepared Without Audit by Management
                     See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)



-------------------------------------------------------------------------------------------------------------
                                                                                   JULY 31            JULY 31
                                                                                    2001               2000
-------------------------------------------------------------------------------------------------------------
ASSETS

Current
             Cash                                                                   46,160                998
             Accounts Receivable                                                    64,357             58,755
             Prepaid Drilling and Land Costs                                             -                  -
             Prepaid Expenses                                                       64,497             56,898
-------------------------------------------------------------------------------------------------------------
                                                                                $  175,014         $  116,651

Equipment                                                                           16,916             17,020
Oil and Gas Properties                                                           1,576,047          1,645,431

-------------------------------------------------------------------------------------------------------------
                                                                                $1,767,977         $1,779,102
=============================================================================================================
LIABILITIES

Current
             Accounts Payable                                                      115,801             80,710
             Notes Payable                                                          26,672             25,946
                                                                                    ------             ------
                                                                                $  142,473         $  106,656


Long Term Liability
             Due to Shareholder(s)                                                 423,484            741,990
             Notes Payable                                                         360,000            300,000
                                                                                   -------            -------
                                                                                $  783,484         $1,041,990
-------------------------------------------------------------------------------------------------------------
                                                                                $  925,957         $1,148,646


SHAREHOLDERS' EQUITY

Share Capital
             Authorized: 100,000,000 Common Shares NPV
             Issued and Outstanding: 25,643,001 (5,800,000 Escrow)               7,302,674
             Issued and Outstanding: 20,314,678 (5,800,000 Escrow)                                  6,616,570
Deficit                                                                         (6,460,653)        (5,986,114)
-------------------------------------------------------------------------------------------------------------
                                                                                   842,020            630,456


                                                                                $1,767,977         $1,779,102

=============================================================================================================


                                 Prepared Without Audit by Management
                     See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)



----------------------------------------------------------------------------------------------------------------------
                                                                                        SIX MONTHS ENDING JULY 31
                                                                                         2001                  2000
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:

             Net Profit (Loss)                                                          (238,178)             (258,138)
             Add: Depreciation & Depletion                                                31,859                69,219
             Change in non-cash working capital
             balances related to operations:                                              47,219              ( 47,324)
----------------------------------------------------------------------------------------------------------------------
                                                                                       $(159,100)            $(236,243)


FINANCING: (For the period)

             Increase in advances from shareholder                                      (424,264)              215,650
             Shares Issued                                                               609,835                     -
             Increase (Decrease) Notes Payable                                               625                22,252
----------------------------------------------------------------------------------------------------------------------
                                                                                       $ 186,196             $ 237,902


INVESTING:

             Purchase of Equipment                                                        (3,483)               (2,813)
             Purchase Oil & Gas Property                                                       -                     -
----------------------------------------------------------------------------------------------------------------------
                                                                                          (3,483)               (2,813)


INCREASE (DECREASE) IN CASH                                                            $  23,613             $  (1,154)


CASH AT THE BEGINNING OF PERIOD                                                        $  22,547             $   2,152


CASH AT END OF PERIOD                                                                  $  46,160             $     998
======================================================================================================================


                                Prepared Without Audit by Management
                     See Accompanying Notes to Consolidated Financial Statements

ENERGAS RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SIX MONTHS ENDED JULY 31, 2001


The accompanying condensed consolidated financial statements are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at such dates and of the operations and cash flows for the periods then ended. The financial information is presented in a condensed format, and it does not include all of the footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. Operating results for the period ended July 31, 2001 are not necessarily indicative of results that may be expected for the entire fiscal year. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such assumptions and estimates. The accompanying financial statements and related footnotes should be read in conjunction with the Company's audited financial statements as of and for the years ended January 31, 2001, 2000 and 1999, included in its Form 10-SB Registration Statement filed with the Securities and Exchange Commission.

1.  NATURE OF OPERATIONS
--------------------------------------------------------------------------------
Energas Resources Inc., incorporated in British Columbia, is a public company listed on the Canadian Venture Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

Although the Company has taken steps to verify title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and title may be affected by undetected defects.

The Company is in the process of developing its petroleum and natural gas properties and has incurred operating losses of $238,178 (2000: $258,138) for the period then ended. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect of any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, A.T. Gas Gathering Systems, Inc., a company incorporated in the State of Oklahoma, U.S.A.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PETROLEUM AND NATURAL GAS PROPERTIES - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized.

ENERGAS RESOURCES INC.

SIX MONTHS ENDED JULY 31, 2001


2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------
Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer. For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content.

In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves. The carrying value of the properties is compared annually to estimated future net cash flows from production or proven reserves. Future net cash flow is estimated using undiscounted value of future net revenues from proven reserves, based on current prices and costs, less estimated future site restoration costs, general and administrative expenses, financing costs, and income taxes.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, except where such a disposal would alter the depletion rate by 20% or more.

EQUIPMENT - Equipment is recorded at cost and depreciated on the declining balance basis at the following rates:



               Computer equipment               30%
               Truck                            30%
               Office equipment                 20%
               Computer software               100%


Pipeline is recorded at cost and depreciated using the straight line method over a period of 6 years.

FINANCIAL INSTRUMENTS - The Company's financial instruments consist of cash, accounts receivable, accounts payable, loans payable and amounts due to shareholder.

Amounts due to shareholder and loan payable are interest free. The Company is exposed to foreign currency risks to the extent that accounts payable and loans are denominated in US dollars.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its other financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

FOREIGN CURRENCY TRANSLATION - The accounts of the non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies, are translated to Canadian dollars using the temporal method. Under this method monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the period, except for depreciation and amortization which are translated at rates in effect when the related assets were acquired. All exchange gains and losses are recognized currently in earnings.

ENERGAS RESOURCES INC.

SIX MONTHS ENDED JULY 31, 2001


3.  PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------



                                                                     Accumulated              Net Book Value
                                                       Cost    Depreciation/Depletion          JULY 31, 2001
---------------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties            $    1,601,075           25,028                   1,576,047
Computer equipment                                      24,554           18,324                       6,230
Truck                                                   24,120           19,935                       4,185
Office equipment                                        10,634            4,733                       5,901
Computer software                                        2,400            1,800                         600
Pipeline                                                24,750           24,750                           -
---------------------------------------------------------------------------------------------------------------

                                                $    1,687,533           94,570                   1,592,963
===============================================================================================================


4.  LOANS PAYABLE
--------------------------------------------------------------------------------
On February 13, 1999 the Company entered into a loan agreement to borrow US $300,000. The loan is non-interest bearing and repayable on the earlier of 3 years from the date the funds were advanced or 30 days after the funds have been utilized for pre-drilling costs on 10 separate oil and gas prospects and initial test wells have been commenced on each prospect. In the event the loan is not repaid on its due date, interest at 12% per annum will become chargeable. As of April 30, 2001 the Company had not commenced completed pre-drilling on 10 oil and gas prospects.

The Company has also received advances of US $60,000. The advances are secured by a promissory note which is non-interest bearing and due May 13, 2002.

5.  DUE TO SHAREHOLDER
--------------------------------------------------------------------------------
Amounts due to shareholder represent advances of US $909,084 (January 31, 2001:
US $847,748) that are non-interest bearing with no fixed terms of repayment. While the loan has no terms of repayment, the shareholder has indicated it will not require repayment within the next fiscal year.

ENERGAS RESOURCES INC.

SIX MONTHS ENDED JULY 31, 2001


6.  SHARE CAPITAL
--------------------------------------------------------------------------------
The Company has authorized share capital of 100,000,000 common shares without par value. The issued share capital is as follows:



                                                              JULY 31,
                                                                2001
                                                        NUMBER           AMOUNT
-------------------------------------------------------------------------------
Balance, beginning of period                        22,459,153    $   6,688,874
Shares issued for:
    Private placement                                2,784,620          613,800
    Warrants exercised                                       -                -
-------------------------------------------------------------------------------

Balance, end of period                              25,243,773    $   7,302,674
===============================================================================


SHARES HELD IN ESCROW - A total of 5,800,000 (January 31, 2001: 5,800,000) shares are held in escrow, subject to release only with regulatory approval.

OPTIONS AND WARRANTS - The Company does not have director and employee stock options issued at this time. The Company has outstanding stock warrants as follows:



-------------------------------------------------------------------------------------------------------------------
                         Outstanding         Granted         Exercised        OUTSTANDING
          Exercise       January 31,           or               or             APRIL 30,
            Price           2001           (Cancelled)        Expired            2001                   Expiry date
-------------------------------------------------------------------------------------------------------------------
Warrants:
            $ 0.22          500,000                  -               -          500,000            October 13, 2001
            $ 0.27           50,000                  -               -           50,000            October 22, 2001
            $ 0.32          275,675                  -               -          275,675           December 21, 2002
            $0.195                -            384,550               -          384,550                 May 5, 2003
===================================================================================================================


7.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------
During the period the Company had the following transactions with directors and shareholders or companies controlled by them:



                                                                                                           2001
------------------------------------------------------------------------------------------------------------------
Management salaries                                                                                  $      55,963
==================================================================================================================

Oil and gas and pipeline revenues, (net)                                                             $      58,737
==================================================================================================================

Capitalized exploration expenditures                                                                 $           -
==================================================================================================================


The amount due to shareholder is due to a company controlled by a director of the Company. See Note 5.

ENERGAS RESOURCES INC.

SIX MONTHS ENDED JULY 31, 2001


8.  INCOME TAXES
--------------------------------------------------------------------------------
The Company has non-capital loss carry-forwards and allowances in respect of resource development costs which are available, subject to certain restrictions, to be offset against future taxable income. No future benefit of these losses has been recognized in these financial statements.

9.  SUBSEQUENT EVENTS
--------------------------------------------------------------------------------
ACQUISITION OF FIRST NATURAL GAS, INC. - By an agreement dated August 26, 2000, as subsequently amended, the Company agreed to purchase 100% of the outstanding shares of First Natural Gas, Inc. ("First Natural") by issuing US $600,000 in convertible promissory notes. The notes will be repayable 12 months after they are delivered to the shareholders of First Natural and bear interest at 10%, payable monthly. The notes can be converted 45 days after their issuance at a rate of US $2 per common share of the Company. First Natural is an Oklahoma public utility. On May 31, 2001, the Oklahoma Corporation Commission approved the transaction.

The Company has received conditional approval from the Canadian Venture Exchange for an extension of the non-recourse notes to November 15, 2002 at which time, all unpaid principal and interest become due and payable. In exchange for this extension, the Company has agreed to amend the conversion price of the notes to U.S.$1.00 per share, subject to offset for any liabilities owed by First Natural.

DEBT SETTLEMENT - Subsequent to the period end, the Company agreed to issue 399,288 common shares to settle US $78,023 of debt.

ESCROW CONVERSION - The Company received regulatory approval for the conversion of 5,800,000 of its common shares that are currently held in escrow (the "Escrow Shares") pursuant to certain earn-out or performance conditions.

The Company has complied with the new uniform escrow regime outlined in CSA Notice 46-301 and has obtained approval of the Canadian Venture Exchange for conversion of the Escrow Shares to time-release shares (the "Conversion"). The Company is a tier-two company and previously obtained disinterested shareholder approval to conversion of the Escrow Shares to time-release shares at its annual general meeting held on August 17, 2001.

Pursuant to an amendment to the escrow agreement governing the release of the Escrow Shares, the Escrow Shares are now to be released as to 5% or 290,000 Escrow Shares on or after each of March 21, 2002, September 21, 2002, March 21, 2003 and September 21, 2003 and a further 10% or 580,000 Escrow Shares on or after each of March 21, 2004, September 21, 2004, March 21, 2005, September 21, 2005, March 21, 2006, September 21, 2006, March 21, 2007 and September 21, 2007.

The Company has received Canadian Venture Exchange approval for the extension of the termination date of the Escrow Shares (the "Extension"), and has received shareholder approval for both the Conversion and the Extension.

As set out in its press release dated August 17, 2001 the Company has decided to implement the conversion of the Escrow Shares to time-release shares instead of proceeding with the extension of the termination date of the Escrow Shares.

ENERGAS RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONCLUDED)

SIX MONTHS ENDED JULY 31, 2001


9.  SUBSEQUENT EVENTS (CONTINUED)
--------------------------------------------------------------------------------
CONTINUATION - On July 9, 2001, at a meeting of the Board of Directors of the Company, the Company's Directors considered the United States based focus of the Company's business and the location of the Company's assets and determined that the Company's corporate governance regime should be flexible enough to permit the Company to avail itself of the managerial talents and skills of persons who are citizens of countries other than Canada or who otherwise reside outside of Canada. The COMPANY ACT (British Columbia) requires that a majority of the Company's directors be ordinarily resident in Canada and that at least one director be ordinarily resident in British Columbia. In contrast, the Delaware General Corporation Law has no residency requirements for corporate directors.

As such, the Board of Directors agreed to authorize the Company to make all necessary applications and to do all things necessary to implement the continuation of the Company under the Delaware General Corporation Law (the "Continuation")

The Company is pleased to announce that the Continuation was authorized by way of special resolution by the Company's shareholders at the Company's annual general meeting on August 17, 2001.